    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1998
                          REGISTRATION NO. 333-58179

_______________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                            HARRIS FINANCIAL, INC.
                            ----------------------
                         (Exact name of registrant as
                           specified in its charter)

            PENNSYLVANIA                               23-2889833
           ---------------                          ----------------
       (State of Incorporation                      (I.R.S. Employer
           or Organization)                      Identification Number)

                            235 NORTH SECOND STREET
                                 P.O. BOX 1711
                        HARRISBURG, PENNSYLVANIA 17105
                                (717) 236-4041
              ---------------------------------------------------
              (Address, including ZIP Code, and telephone number
                including area code, of registrants' principal
                              executive offices)


                            CHARLES C. PEARSON, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            HARRIS FINANCIAL, INC.
                            235 NORTH SECOND STREET
                                 P.O. BOX 1711
                        HARRISBURG, PENNSYLVANIA 17105
                                (717) 236-4041
                                --------------
           (Name, address, including ZIP Code, and telephone number,
                  including area code, of agent for service)


                                  Copies to:
                            KENNETH R. LEHMAN, ESQ.
                                NED QUINT, ESQ.
                  LUSE LEHMAN GORMAN POMERENK & SCHICK, P.C.
                    5335 WISCONSIN AVENUE, N.W., SUITE 400
                            WASHINGTON, D.C.  20015
                                (202) 274-2000

___________________
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC. As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [_].

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box [x].

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [_].

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [_].

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [_].


                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------
                                                             PROPOSED         PROPOSED
                                                             MAXIMUM          MAXIMUM         AMOUNT OF
  TITLE OF EACH CLASS OF SECURITY           AMOUNT TO     OFFERING PRICE     AGGREGATE      REGISTRATION
         TO BE REGISTERED                 BE REGISTERED     PER SHARE      OFFERING PRICE        FEE
---------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share         2,300,000           $26.00      $59,800,000        $17,641*
---------------------------------------------------------------------------------------------------------

*Previously paid
The amount of registration fee is calculated pursuant to Rule 457(o) under the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

                            HARRIS FINANCIAL, INC.

                       2,000,000 SHARES OF COMMON STOCK

     Harris Financial, Inc. (the "Company") a Pennsylvania corporation, which owns 100% of the common stock of Harris Savings Bank ("Bank"), a Pennsylvania-chartered savings bank headquartered in Harrisburg, Pennsylvania, is offering 2,000,000 shares of its common stock, par value $.01 per share (the "Common Stock") for a purchase price of between $19.00 and $26.00 (the "Offering Price Range"). The Company is a majority-owned subsidiary of Harris Financial, MHC (the "Mutual Company"), a Pennsylvania-chartered mutual holding company, which as of May 31, 1998, owned 25,500,000 shares, or approximately 75.1%, of the 33,963,450 outstanding shares of Common Stock. At the conclusion of the Offering, the Mutual Company will contribute to the Company 2,000,000 shares of Common Stock, and the total number of shares of Common Stock owned by the Mutual Company will decrease to 23,500,000 shares, or 69.2% of the Company's outstanding shares as of May 31, 1998. The Company will cancel the contributed shares, and in the Offering will issue 2,000,000 shares of authorized but unissued Common Stock. ACCORDINGLY, THE OFFERING WILL NOT RESULT IN A CHANGE IN THE NUMBER OF ISSUED AND OUTSTANDING SHARES OF COMMON STOCK. At the conclusion of the Offering, in the sole discretion of the Company, the total number of shares sold in the Offering (and contributed to the Company by the Mutual Company) may be increased or decreased by up to 15% due to market and general financial and economic conditions and demand for the Common Stock, provided that the shares sold in the Offering may not be decreased below a number of shares that will result in less than $38.0 million of gross Offering proceeds. Such increase or decrease is not dependent upon whether shares are sold at the minimum, mid-point or maximum of the Offering Price Range.

     The shares are being offered pursuant to the Company's Stock Issuance Plan, which provides that non-transferable rights to subscribe for Common Stock in a subscription offering (the "Subscription Offering") have been granted, in the following order of priority, to: (i) Eligible Account Holders, which includes all depositors of the Bank with aggregate account balances of $50 or more as of May 31, 1997 (the "Eligibility Record Date"); (ii) the Bank's employee stock ownership plan and related trust (the "ESOP") in an amount up to 2% of the shares of Common Stock to be sold in the Offering (as defined below); and (iii) Supplemental Eligible Account Holders, which includes all depositors of the Bank with aggregate account balances of $50 or more as of June 30, 1998 (the "Supplemental Eligibility Record Date") who are not Eligible Account Holders. Subscription rights are nontransferable. Persons found to be transferring subscription rights will be subject to the forfeiture of such rights and possible further sanctions and penalties. Shares of Common Stock for which subscriptions are not accepted in the Subscription Offering may be offered for sale in a community offering (the "Community Offering") and/or in a syndicated offering to certain members of the general public. The Community Offering and/or syndicated offering, if any, may commence at any time after the commencement of the Subscription Offering. The Company retains the right, in its sole discretion, to accept or reject any order in the Community Offering. The Subscription Offering, Community Offering and syndicated offering are referred to collectively as the "Offering."

     The minimum purchase is $500 of Common Stock. Except for the ESOP, no Eligible Account Holder or Supplemental Eligible Account Holder may in their capacities as such purchase in the Subscription Offering more than $250,000 of Common Stock, and, generally, no person together with associates of and persons acting in concert with such person may purchase in all categories of the Offering more than $500,000 of Common Stock; provided, however, that the maximum purchase limitations may be increased or decreased at the sole discretion of the Company. See "The Offering--Subscription Offering and Subscription Rights," "-- Community Offering" and "--Limitations on Common Stock Purchases."

     THE SUBSCRIPTION OFFERING AND COMMUNITY OFFERING WILL TERMINATE AT 10:00 A.M., PENNSYLVANIA TIME, ON _______________, 1998 UNLESS EITHER OR BOTH ARE EXTENDED BY THE COMPANY (AS EXTENDED, THE "EXPIRATION DATE"). The Company is not required to give subscribers notice of any such extension. The Community Offering must be completed within 45 days after the expiration of the Subscription Offering unless extended by the Company. ORDERS SUBMITTED ARE IRREVOCABLE; provided that all subscribers will have their funds returned promptly, with interest, and all withdrawal authorizations will be canceled if the Offering is not completed within 45 days after the expiration of the Subscription Offering, unless such period has been extended. Such extensions may not go beyond December 31, 2000.

See "The Offering--Subscription Offering and Subscription Rights" and "-- Procedure for Purchasing Shares in Subscription and Community Offerings."

     The Company has retained Ryan, Beck & Co., Inc. ("Ryan Beck"), a registered broker-dealer, to consult with and advise the Company in connection with the Offering. Ryan Beck has agreed to use its best efforts to assist the Company in the solicitation of subscriptions for shares of Common Stock in the Offering. Ryan Beck is not obligated to take or purchase any shares of Common Stock in the Offering. See "The Offering--Plan of Distribution and Selling Commissions."

     The Common Stock is traded on the Nasdaq National Market under the symbol "HARS." On September ___, the last reported sale price of the Common Stock was ______________ per share and the closing bid and asked prices were $______ and $________ per share, respectively.

 CALL THE STOCK INFORMATION CENTER AT (800) 801-5279 IF YOU HAVE ANY QUESTIONS.
     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR, SEE "RISK FACTORS" BEGINNING ON PAGE _________.

                     ------------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE PENNSYLVANIA DEPARTMENT OF BANKING, OR ANY OTHER FEDERAL OR STATE AGENCY OR
    ANY STATE SECURITIES COMMISSION, NOR HAS SUCH COMMISSION, CORPORATION, DEPARTMENT, OFFICE OR OTHER AGENCY OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                     ------------------------------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR
   ANY OTHER GOVERNMENT AGENCY. THE COMMON STOCK IS NOT GUARANTEED BY THE COMPANY, THE MUTUAL COMPANY OR THE BANK. THERE CAN BE NO ASSURANCE THAT
     THE TRADING PRICE OF THE COMMON STOCK WILL NOT DECREASE AT ANY TIME.


====================================================================================
                            ESTIMATED          ESTIMATED FEES       ESTIMATED NET
                      PURCHASE PRICE (1)(2)  AND EXPENSES (2)(3)   PROCEEDS (2)(4)
------------------------------------------------------------------------------------
Minimum Per Share               $     19.00       $      .64        $     18.36
------------------------------------------------------------------------------------
Midpoint Per Share              $     22.50       $      .71        $     21.79
------------------------------------------------------------------------------------
Maximum Per Share               $     26.00       $      .78        $     25.22
------------------------------------------------------------------------------------
Minimum Total                   $38,000,000       $1,279,000        $36,721,000
------------------------------------------------------------------------------------
Midpoint Total                  $45,000,000       $1,416,000        $43,584,000
------------------------------------------------------------------------------------
Maximum Total                   $52,000,000       $1,553,000        $50,447,000
====================================================================================

(1) Determined by the Board of Directors in consultation with Ryan Beck. Based on the issuance of 2,000,000 shares at a price of $19.00 per share to $26.00 per share.
(2) The total number of shares sold in the Offering (and contributed to the Company by the Mutual Company) may be increased by up to 15% to 2,300,000 shares.

(3) Consists of the estimated costs to the Company of the Offering, including estimated expenses of approximately $560,000, and a marketing fee to Ryan Beck equal to 2.0% of the aggregate dollar amount of stock sold to subscribers other than the ESOP and officers, directors and employees of the Company and the Bank and their immediate family members.
(4) Actual net proceeds may vary substantially from estimated amounts. Includes the purchase of shares of Common Stock by the ESOP which is intended to be funded by a loan to the ESOP from the Company. The cost of these shares is assumed to be deducted from the Company's stockholders' equity. See "Use of Proceeds" and "Pro Forma Data."

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER___, 1998

                             RYAN, BECK & CO., INC.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., Report Section, 1735 K Street, N.W., Washington, D.C.

     Prior to the completion of the organization of the Company as the Bank's holding company, the Bank was subject to the information, reporting and proxy statement requirements of the Exchange Act and, in accordance therewith and with the rules and regulations of the FDIC, filed reports, proxy statements and other information with the Federal Deposit Insurance Corporation (the "FDIC"). Copies of such materials may be obtained at prescribed rates from the FDIC's Registration, Disclosure and Operations Unit, 550 17th Street, N.W., Washington, D.C. The statements contained herein as to the contents of any contract or other document filed as an exhibit hereto are of necessary brief descriptions thereof and are not necessarily complete. Each such statement is qualified by reference to such contract or document.

     The Company has filed with the Commission a registration statement (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted only to the extent permitted by the rules and regulations of the SEC. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including exhibits thereto and the documents incorporated herein by reference. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matters involved. Each such statement is qualified in its entirety by such reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon the payment of prescribed rates.

     The Company will provide a copy of the Stock Issuance Plan and material incorporated by reference into the Prospectus, without charge, to any person to whom this Prospectus is delivered, on the written or oral request of any such person. Such requests, in writing or by telephone, should be directed to:
James L. Durrell, Executive Vice President and Chief Financial Officer, Harris Financial, Inc., 235 North Second Street, Harrisburg, Pennsylvania 17101, (717) 236-4041. In addition, the Plan may be inspected at the offices of the Bank.

                                    SUMMARY

     The following summary does not purport to be complete, and is qualified in its entirety by the more detailed information contained elsewhere in the Prospectus or in the documents incorporated by reference.


Harris Financial, Inc.             The Company is a Pennsylvania corporation
                                   that was formed to become the stock holding
                                   company of the Bank in a transaction (the
                                   "Two-Tier Reorganization") that was completed
                                   in September 1997. In the Two-Tier
                                   Reorganization, each share of the Bank's
                                   common stock was converted into and became a
                                   share of Common Stock of the Company, and the
                                   Bank became a wholly-owned subsidiary of the
                                   Company. The Mutual Company, which owned a
                                   majority of the Bank's outstanding shares of
                                   common stock immediately prior to completion
                                   of the Two-Tier Reorganization, became the
                                   owner of the same percentage of the
                                   outstanding shares of Common Stock of the
                                   Company immediately following the completion
                                   of the Two-Tier Reorganization. As of the
                                   date hereof, the sole activity of the Company
                                   is the ownership of all of the issued and
                                   outstanding common stock of the Bank. At June
                                   30, 1998, the Company had total consolidated
                                   assets of $2.3 billion, total deposits of
                                   $1.1 billion and shareholders' equity of
                                   $188.8 million.

Harris Savings Bank                The Bank is a Pennsylvania-chartered stock
                                   savings bank headquartered in Harrisburg,
                                   Pennsylvania. The Bank is a community-
                                   oriented institution offering traditional
                                   deposit and loan products. The Bank's mutual
                                   savings and loan predecessor was founded in
                                   1886, and converted to a state-chartered
                                   savings bank in 1991. The Bank in its current
                                   stock form was established in January 1994,
                                   as a result of the reorganization (the
                                   "Reorganization") of the Bank's mutual
                                   predecessor into a mutual holding company
                                   structure. At the time of the Reorganization,
                                   the Bank issued a majority of its to-be
                                   outstanding shares of common stock to the
                                   Mutual Company (which was formed in
                                   connection with the Reorganization) and a
                                   minority of its to-be outstanding shares to
                                   stockholders other than the Mutual Company
                                   ("Minority Stockholders").

Risk Factors                       Attention should be given to the matters
                                   discussed under "Risk Factors," including the
                                   possible decline in the market price of the
                                   Common Stock after the Offering, uncertainty
                                   as to future growth and ability to
                                   successfully deploy the Offering proceeds,
                                   credit risk, adequacy of the allowance for
                                   loan losses, possible inability to resell the
                                   Common Stock until the issuance and receipt
                                   of certificates, antitakeover provisions and
                                   the mutual holding company structure, breadth
                                   of the Offering Price Range, the potential
                                   impact of changes in interest rates,
                                   extensive governmental regulation of the
                                   financial institution industry, and the
                                   highly competitive environment in which the
                                   Company operates.

Use of Proceeds                    Although the actual net proceeds from the
                                   sale of the Common Stock cannot be determined
                                   until the Offering is completed, it is
                                   presently anticipated that the net proceeds
                                   will be between $36.7 million and $50.5
                                   million, based on the assumptions set forth
                                   in "Pro Forma Data." The net proceeds of the
                                   Offering will be initially invested in
                                   federal funds and investment grade, short-
                                   term marketable securities, and/or used for
                                   general corporate purposes. In addition, the
                                   Company may use a portion of the net proceeds
                                   to (i) fund a loan of between $760,000 and
                                   $1.0 million (assuming the sale of 2,000,000
                                   shares) to the Bank's ESOP to purchase 2% of
                                   the shares sold in the Offering (40,000
                                   shares assuming the sale of 2,000,000
                                   shares); (ii) purchase a number of shares of
                                   restricted stock equal to 4%

                         of the shares sold in the Offering (80,000 shares assuming the sale of 2,000,000 shares), which have a value of between $1.5 million and $2.1 million based on Offering Price Range; and (iii) purchase a number of shares of Common Stock equal to 10% of the shares sold in the Offering (200,000 options assuming the sale of 2,000,000 shares) that may be issued pursuant to existing or new stock option plans. Alternately, the Company may issue authorized but unissued shares upon the exercise of such options.

Dividend Policy          The Bank or the Company has paid quarterly cash
                         dividends every quarter since the completion of the Reorganization and minority stock issuance in January
                         1994, and it is the current policy of the Company to pay a quarterly cash dividend of $.055 per share of Common Stock. During 1997, the Bank and/or the Company paid cash dividends totaling $.1999 (as adjusted for the Company's November 18, 1997 three-for-one stock split) per share of Common Stock. The Company's ability to pay dividends will depend largely on its receipt of the Offering proceeds and cash dividends from the Bank.
                         Under Pennsylvania law, the Bank is generally permitted to pay dividends out of accumulated net earnings if the Bank's surplus would not be reduced by the payment of such dividend. Pennsylvania law requires the Bank to maintain surplus in an amount that is at least equal to capital. See "Dividend Policy."

                         Dividends paid by the Company will be determined by the Company's Board of Directors and will be based upon its consolidated financial condition, results of operations, tax considerations, economic conditions, regulatory restrictions which affect the payment of dividends by the Bank to the Company, business plans and other factors. In addition, the Company's ability to pay dividends is subject to limitations under Pennsylvania law, and regulations of the FRB that require the Company to maintain minimum levels of capital. There can be no assurance that dividends will be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in the future. The Mutual Company has waived the right to receive dividends paid by the Company, although its ability to do so may be restricted in the future. See "Dividend Policy."


Management Stock         The Bank's full-time employees participate in the
Benefits and             Bank's ESOP which intends to purchase 40,000 of the
Management Purchase      shares sold in the Offering, which shares have a value
in the Offering          of between $760,000 and $1.0 million based on the
                         Offering Price Range. In addition, following the completion of the Offering the Company intends to award to employees, officers and directors at no cost to such persons: (i) a number of shares of restricted stock equal to 4% of the shares sold in the Offering (80,000 shares assuming the sale of 2,000,000 shares), which have a value of between $1.5 million and $2.1 million based on Offering Price Range, and (ii) options to purchase a number of shares of Common Stock equal to 10% of the shares sold in the Offering (200,000 options assuming the sale of 2,000,000 shares). Such awards will be made pursuant to the Company's existing stock benefit plans or new stock benefit plans implemented by the Company. No such awards will be made for at least six months after completion of the Offering, and the Company will obtain stockholder approval of any such award made within one year of the completion of the Offering.


                         In addition, Management intends to subscribe for $1.3 million of Common Stock in the Offering. See "Common Stock to be Purchased by Management."

Market for Common Stock  The Common Stock is listed on the Nasdaq National
                         Market under the symbol "HARS." As of May 31, 1998, there were 10 registered market makers in the Common Stock, 3,676 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 33,963,450 shares outstanding. As of such date, the Mutual Company held 25,500,000 shares of Common Stock and Minority Stockholders held 8,463,450 shares.

Offering and the Plan    The Board of Directors of the Company adopted the Plan
                         on June 16, 1998. In adopting the Plan, the Company's
                         Board of Directors determined that the Plan and the Offering are in the best interest of the Company's stockholders, and in the best interests of Minority
                         Stockholders. In ratifying the Plan, the Mutual
                         Company's Board of Trustees determined that the Plan is in the best interest of the Mutual Company and the Bank's depositors. The Offering will add financial strength to the consolidated Company, thereby enhancing the value of the Mutual Company's primary asset. The increase in the Company's capital will increase the Company's ability to serve as a source of strength to the Bank, and the increase in the Company's and the Bank's capital will provide additional protection to the Bank's depositors. Certain of the Bank's depositors will also be given subscription rights to purchase the Common Stock in the Offering.


                         Under the terms of the Plan, at the conclusion of the Offering, if the Company has accepted subscriptions for 2,000,000 shares of Common Stock, the Mutual Company will contribute to the Company 2,000,000 shares of Common Stock owned by the Mutual Company, which will then be canceled by the Company. As a result, the number of shares of Common Stock owned by the Mutual Company will decrease to 23,500,000 shares, or approximately 69.2% of the 33,963,450 shares of Common Stock outstanding as of May 31, 1998, from 25,500,000 shares, or approximately 75.1% of the shares of Common Stock outstanding as of such date. At the conclusion of the Offering, in the sole discretion of the Company, the total number of shares sold in the Offering (and contributed to the Company by the Mutual Company) may be increased or decreased by up to 15% due to market and general financial and economic conditions and demand for the Common Stock, provided that the shares sold in the Offering may not be decreased below a number of shares that will result in less than $38.0 million of gross Offering proceeds. Such increase or decrease is not dependent upon whether shares are sold at the minimum, midpoint or maximum of the Offering Price Range. THE TOTAL NUMBER OF OUTSTANDING SHARES OF COMMON STOCK WILL NOT CHANGE AS A RESULT OF THE OFFERING.


Offering Priorities      The Plan provides that, subject to certain purchase
                         limitations, subscription rights to purchase shares of Common Stock in the Subscription Offering have been granted to (i) Eligible Account Holders, (ii) the ESOP, and (iii) Supplemental Eligible Account Holders. Any shares of Common Stock for which subscriptions have not been accepted in the Subscription Offering may, at the sole discretion of the Board of Directors of the Company, be offered for sale in a Community Offering.
                         In the Community Offering, should it be conducted, unsubscribed shares would be offered directly to the general public with a preference to Minority
                         Stockholders as of August 5, 1998, and then to those natural persons residing in the Pennsylvania counties of Dauphin, Cumberland, York, Lancaster, and Lebanon, and the Maryland county of Washington (the
                         "Community"). Additional terms and
                         conditions may be established at any time prior to the closing of any Community Offering by the Board of Directors of the Company.


Purchase Price and       The Offering will not be consummated unless
Number of Shares         subscriptions have been accepted for at least $38.0
to be Issued             million of Common Stock. The Bank is offering
                         the Common Stock at an Offering Price Range of $19.00
                         to $26.00 per share, or an aggregate range of $36.8 million to $50.5 million, as established on June 25, 1998, by the Company's Board of Directors in consultation with its financial advisor. The Board of Directors will reevaluate the Offering Price Range at the commencement of the Offering. The actual price at which the Common Stock will be sold in the Offering
                         (the "Actual Purchase Price"), which is expected to be within the Offering Price Range, will be determined based on market and financial considerations. The Board of Directors has engaged Ryan Beck, which specializes in bank and thrift securities, to deliver to the Board of Directors an opinion (the "Fairness Opinion"), dated as of the consummation of the Offering, that the pricing of the Common Stock is fair from a financial point of view to (i) the Mutual Company and the Bank's depositors, and (ii) stockholders of the Company including Minority Stockholders. The Fairness Opinion is not intended as a recommendation as to the advisability of purchasing stock. No assurance can be given that those who purchase shares of Common Stock in the Offering will be able to sell such shares after the Offering at or above the Actual Purchase Price. See
                         "Stock Offering--Stock Pricing, Number of Shares to be
                         Issued and the Fairness Opinion."

                         If the Actual Purchase Price is not within the Offering Price Range and the Company determines to continue the Offering, subscribers will be offered the opportunity to modify or withdraw their orders, and, unless they affirmatively respond within a designated period of time, their funds will be returned promptly with interest, and/or their withdrawal authorizations canceled. If the Company determines to terminate the Offering, subscribers' funds will be returned promptly with interest, and/or their withdrawal authorizations will be canceled.


Community Offering       Any shares of Common Stock for which subscriptions have
                         not been accepted in the Subscription Offering may, at the sole discretion of the Board of Directors of the Company, be offered for sale in a Community Offering.
                         In the Community Offering, should it be conducted, unsubscribed shares would be offered directly to the general public with a preference first to Minority
                         Stockholders as of August 5, 1998, and then to natural persons residing in the Community. Additional terms and conditions may be established at any time prior to the closing of any Community Offering by the Board of Directors of the Company. The Community Offering, if any, shall be for a period of not more than 45 days unless extended by the Company, and shall commence concurrently with, during or promptly after the Subscription Offering. The opportunity to subscribe for shares of Common Stock in the Community Offering is subject to the right of the Company in its sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the Expiration Date.


Purchase Limitations     The minimum amount of Common Stock for which any person
                         may subscribe in the Offering is $500. Except for the ESOP, no Eligible Account Holder or Supplemental
                         Eligible Account Holder may in their capacities as such purchase in the Subscription Offering more than $250,000 of Common Stock, and, generally, no person together with associates of and persons acting in concert with such person may purchase in all categories of Offering more than $500,000 of Common Stock; provided, however, that the maximum purchase limitations may be increased (for all subscribers or for only subscribers in the Syndicated Community Offering) or decreased at the sole discretion of the Company. See "The Offering--
                         Limitations on Common Stock Purchases."

Expiration Date          The Subscription Offering and the Community Offering
for the Offering         will terminate at 10:00 a.m., Pennsylvania time, on
                         ____________, 1998, unless either or both are extended by the Company for up to 45 days, or such additional periods as may be approved by Pennsylvania Department of Banking (the "Department") and, if necessary, the FRB (as extended, the "Expiration Date"). Subscription rights which have not been exercised prior to the conclusion of the Subscription Offering will become void. Orders will not be executed until all shares of Common Stock have been subscribed for or otherwise sold. If all shares have not been subscribed for by the Expiration Date, unless such period is extended with the consent of the Department, all funds will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension is granted, subscribers will be notified of the extension of time and of any rights of subscribers to modify or rescind their subscriptions. If the Offering is terminated, subscribers' funds will be returned promptly with interest, and/or their withdrawal authorizations will be canceled.

Procedure for            To purchase shares in the Subscription Offering and
Purchasing Shares in     Community Offering, an executed order form with the
the Subscription and     required payment for the total dollar amount of Common
Community Offering       Stock subscribed for, or with appropriate authorization
                         for withdrawal from savings accounts or certificates of deposit at the Bank, must be received by the Company by 10:00 a.m., Pennsylvania time on the Expiration Date.
                         Order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. In addition, an order submitted on photocopied or facsimile order forms will not be accepted. The Company has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent it will do so.
                         Once received, an executed order form may not be modified, amended or rescinded without the consent of the Company unless the Offering has not been completed by _____________________, 1998, unless such period has been extended. IN ORDER TO ENSURE THAT ELIGIBLE ACCOUNT
                         HOLDERS AND SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS ARE
                         PROPERLY IDENTIFIED AS TO THEIR STOCK PURCHASE
                         PRIORITIES, DEPOSITORS AS OF THE ELIGIBILITY RECORD
                         DATE AND THE SUPPLEMENTAL ELIGIBILITY RECORD DATE MUST
                         LIST ALL ACCOUNTS ON THE STOCK ORDER FORM GIVING ALL
                         NAMES IN EACH ACCOUNT AND THE ACCOUNT NUMBER.

                         All subscribers must subscribe for a dollar amount of Common Stock. The total number of shares that will be issued to a subscriber will be equal to the total dollar amount of the subscription divided by the Actual Purchase Price per share, subject to the applicable purchase limitations and allocations in the event of an oversubscription. Fractional shares will not be issued; instead, the Company will refund any partial subscriptions that are insufficient to purchase a whole share.

                         and may be made (i) by check or money order, or (ii) by authorization of withdrawal from savings accounts or certificates of deposit maintained with the Bank. Interest will be paid on payments made by check or money order at the Bank's passbook rate of interest from the date payment is received until the completion or termination of the Offering. If payment is made by authorization of withdrawal, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Offering, but a hold will be placed on such funds, thereby making them unavailable to the depositor.

Restrictions on          Subscription rights are nontransferable. Persons
Transfer of              receiving subscription rights may not transfer them or
Subscription Rights      enter into any agreement or understanding to transfer
and Shares               the legal or beneficial ownership of the subscription
                         rights issued under the Plan or, prior to the completion of the Offering, the shares of Common Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for his account. Each person exercising such subscription rights will be required to certify that he is purchasing shares solely for his own account and that he has no agreement or understanding regarding the sale or transfer of such shares. In addition, persons may not offer or make an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Common Stock prior to the completion of the Offering. The Company will pursue any and all legal and equitable remedies in the event management becomes aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of such rights.

                                 RISK FACTORS

          The following risk factors, in addition to the information presented in this Prospectus, should be considered by prospective investors in deciding whether to purchase the Common Stock offered hereby.

POSSIBLE DECLINE IN THE MARKET PRICE OF THE COMMON STOCK AFTER THE OFFERING

          The Actual Purchase Price per share may be more or less than the market price of Common Stock on the date the Offering is consummated. If the Actual Purchase Price is less than the market price for the Common Stock, some purchasers in the Offering may be inclined to immediately sell shares of Common Stock in order to attempt to realize any such profit. Any such sales, depending on the volume and timing, could cause the market price of Common Stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers in the Offering will be able to sell shares after the Offering at a price that is equal to or greater than the Actual Purchase Price. Purchasers should consider these possibilities in determining whether to purchase Common Stock and the timing of any sale of Common Stock.
The Common Stock is listed on the Nasdaq National Market. See "Market Information" and "The Offering--Stock Pricing and Number of Shares to be Issued."

UNCERTAINTY AS TO FUTURE GROWTH OPPORTUNITIES AND ABILITY TO SUCCESSFULLY DEPLOY OFFERING PROCEEDS

          The Company intends to use the net proceeds of the Offering to increase its loan growth, primarily through its commercial business lending program, as well as to fund the employee benefit plans discussed above (see "Summary--Use of Proceeds" and "--Management Stock Benefits and Management Purchases in the Offering"). The Company may also seek to expand its banking franchise through de novo branching and by acquiring other financial institutions or branches. The Company's ability to grow through selective acquisitions of other financial institutions or branches will depend on successfully identifying, acquiring and integrating such institutions or branches. There can be no assurance the Company will be able to generate internal growth or to identify attractive acquisition candidates, acquire such candidates on favorable terms, successfully integrate any acquired institutions or branches into the Bank, or increase profits sufficiently to offset the increase in expenses that will result from an acquisition. Neither the Company nor the Bank has any specific plans, arrangements or understandings regarding any acquisitions at this time.

CREDIT RISK

          Virtually all of the Company's credit risk lies with the Bank, which holds all of the Company's loans and virtually all of its marketable securities. As part of its effort to become a full-service financial institution, in 1996, the Bank created a Business Banking Group to offer commercial business loans and services to small businesses in the Bank's primary service area. Such loans accounted for 14.8% of net loans receivable at June 30, 1998. This expansion beyond traditional thrift lending, such as residential mortgage loans and real estate-secured consumer loans, has the effect of increasing the Bank's credit risk exposure. To accommodate this exposure, management hired skilled, experienced commercial lenders. In addition, the Bank adopted commercial bank underwriting, credit management and loan loss provisioning techniques.

ADEQUACY OF ALLOWANCE FOR LOAN LOSSES

          The Bank establishes the allowance for loan losses based on internal and external factors. The external factors include the general economic condition of the Bank's market area and regulatory guidelines. The internal factors include the current composition of the portfolio, portfolio growth trends, and the current emphasis on commercial lending as a strategic directive. These factors are used by the Bank to help determine the reserve necessary to provide for unknown but existing losses within the portfolio. These assessments are performed on a quarterly basis and the provision for loan losses is adjusted accordingly. The commercial business loan portfolio is analyzed on an individual loan basis and a specific reserve is developed for each known loss. In addition, the Bank assigns an additional reserve amount for unknown, probable losses in the loan portfolio. The mortgage and consumer loan portfolios are each analyzed in pools of similar loans with similar risk characteristics. Using historical loss experience, management determines a specific reserve for the loan pools. A reserve for unknown but existing, probable losses is established in the manner discussed above.

          While management believes that the Bank's allowance for loan losses is sufficient to cover losses inherent in the Bank's loan portfolio at this time, no assurances can be given that the Bank's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Bank or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance.

POSSIBLE INABILITY TO RESELL THE COMMON STOCK UNTIL THE ISSUANCE AND RECEIPT OF CERTIFICATES

          Until certificates for Common Stock are delivered to purchasers, purchasers may not be able to sell the shares of Common Stock for which they subscribe. Accordingly, during such period subscribers will bear the risk of any decline in the market price in the Common Stock. The Company intends to mail the certificates representing Common Stock issued in the Offering promptly following consummation of the Offering. See "The Offering--Procedure for Purchasing Shares in Subscription and Community Offering."

ANTITAKEOVER PROVISIONS AND THE MUTUAL HOLDING COMPANY STRUCTURE

          Because the Mutual Company is required by Pennsylvania law to own a majority of the outstanding shares of Common Stock for so long as the Mutual Company remains in existence, an acquisition of the Company could generally not be consummated without the approval of the Mutual Company, the Trustees of which are also the Directors of the Company. In addition, regulatory authorities are unlikely to approve an acquisition of the Company by another institution while the Bank and the Company are in the mutual holding company structure. Moreover, the Certificate of Incorporation and the Bylaws of the Bank and the Company include certain provisions which may be considered to be antitakeover in nature because they may have the effect of discouraging or making more difficult the acquisition of control of the Company by means of an unsolicited tender or exchange offer, proxy contest or similar transaction.

BREADTH OF THE OFFERING PRICE RANGE

          The shares of Common Stock are being offered at an offering price that will be within the range of $19.00 to $26.00. The price at which the Common Stock last traded on September ___ , 1998, was $______ per share, or ___% below the maximum of the Offering Price Range. The Actual Purchase Price at which the shares of Common Stock will be sold in the Offering will not be determined prior to the end of the Offering period. Accordingly, when a subscriber submits his stock order form he or she is irrevocably offering to purchase Common Stock at an undetermined price that may range from $19.00 to $26.00.

POTENTIAL ADVERSE IMPACT OF CHANGES IN INTEREST RATES

          Because the Company's primary asset consists of 100% of the outstanding shares of the Bank's common stock, the Company's profitability depends primarily on the profitability of the Bank. The Bank's profitability, like that of most financial institutions, depends to a large extent upon its net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. The Bank's net interest income, for example, could be adversely affected if changes in market interest rates resulted in the cost of interest-bearing liabilities increasing faster than any increase in the yield on the Bank's interest-earning assets.
The Bank, like other financial institutions, uses a methodology that measures its exposure to interest rate risk based on its interest rate sensitivity gap.
A gap is considered positive when the amount of interest sensitive assets exceeds the amount of interest sensitive liabilities. A gap is considered negative when the amount of interest sensitive liabilities exceeds the amount of interest sensitive assets. At June 30, 1998, the Bank's cumulative one-year interest sensitivity gap (the difference, based on certain assumptions, between the amount of interest-earning assets anticipated by the Bank to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Bank, based on certain assumptions, to mature or reprice within one year) as a percentage of total assets was 5.9%. As a result, based upon the methodology used by the Bank, the yield on interest-earning assets of the Bank may adjust to changes in interest rates more rapidly than the cost of the Bank's interest-bearing liabilities. Consequently, the Bank's net interest income could be adversely affected during periods of rapidly declining interest rates. There can be no assurance, however, that the changes in the Bank's actual net interest income will be consistent with those projected in the methodology. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the accompanying 1997 Annual Report for further discussion of the Bank's exposure to interest rate risk, as well as any shortcomings in the methodology. Changes in interest rates also may impact the volume of mortgage loan originations as well as the value of the Bank's loan servicing rights, investments in mortgage-backed securities, investment securities and other interest-earning assets.

EXTENSIVE GOVERNMENTAL REGULATION OF THE FINANCIAL INSTITUTION INDUSTRY

          The Bank is subject to extensive regulation by the FDIC and is periodically examined by the FDIC to test compliance with various regulatory requirements. Such supervision and regulation is intended primarily for the protection of depositors and the deposit insurance fund, and not for the maximization of shareholder value. The lending and savings activities of the Bank are also subject to various "consumer protection" laws that impose significant liability for noncompliance, whether intentional or not. Accordingly, the operations and profitability of financial institutions and their holding companies are significantly affected by legislation and the policies of the various federal banking agencies. Since 1989, various legislation has been enacted that imposes increased regulatory restrictions and obligations on the operations of financial institutions and mandates the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards.




THE HIGHLY COMPETITIVE ENVIRONMENT IN WHICH THE COMPANY OPERATES

          The Bank faces significant competition in its market area both in attracting deposits and in originating loans. The Bank faces direct competition from a significant number of financial institutions, as well as other providers of financial services, operating in its market area, many with a state-wide or regional presence, and, in some cases, a national presence. This competition arises from commercial banks, savings institutions, mortgage banking companies, credit unions, brokerage firms, mutual fund companies and other providers of financial services, many of which are significantly larger than the Bank, and therefore have greater financial and marketing resources than those of the Bank. Because the Bank's business activities are concentrated in its market area, the Bank's operations are affected by local market and economic conditions.

                    HARRIS FINANCIAL, INC. AND SUBSIDIARIES
                       SELECTED FINANCIAL AND OTHER DATA

          Set forth below are selected consolidated financial and other data of the Company. For additional information about the Company, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Bank and related notes included in the 1997 Annual Report and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998, which accompany this Prospectus. Because the Company had insignificant assets and operations until completion of the Two-Tier Reorganization on September 17, 1997, information as of and for periods ending prior to such time is presented for the Bank.

                                                          At
                                                        June 30,                                          At December 31,
                                                                                        --------------------------------------------
                                                         1998          1997         1996         1995         1994          1993
                                                        ------        ------       ------       ------       ------      -----------
SELECTED CONSOLIDATED FINANCIAL                                                (In Thousands)
 CONDITION DATA:
Total assets...............                              $2,325,602    $2,207,059   $1,768,122   $1,255,864   $1,058,088  $1,087,006
Loans receivable, net......                                 921,765       890,484      823,916      651,605      574,794     566,550
Loans held-for-sale, net...                                  20,395        14,886        9,053            0            0           0
Marketable securities......                               1,262,180     1,199,194      828,910      524,932      409,123     424,181
Deposits...................                               1,126,150     1,146,238    1,173,423    1,073,710      910,576     937,903
Escrow.....................                                  14,913         8,552        8,203        4,649        5,116      11,643
Advances from FHLB-Pittsburgh
 and other borrowed funds..                                 960,793       852,988      419,146       17,200            0           0
Other borrowings...........                                     495           990        1,485        1,980        2,475           0
Stockholders' equity(1)....                                 188,828       179,034      152,752      151,459      135,036     107,886

                                            Six Months Ended
                                               June 30,                                 Years Ended December 31,
                                                                     ---------------------------------------------------------------
                                         1998            1997          1997         1996         1995         1994          1993
                                       --------       ----------     ----------   ----------   ----------   ----------     ---------
SELECTED CONSOLIDATED                                                           (In Thousands)
 OPERATING DATA:
Interest income............             $   80,509       $   66,302    $  141,067   $  107,988   $   80,625   $   73,932  $   81,020
Interest expense...........                 52,351           42,331        93,085       67,326       47,696       38,241      41,409
                                        ----------       ----------    ----------   ----------   ----------   ----------   ---------
    Net interest income....                 28,158           23,971        47,982       40,662       32,929       35,691      39,611
        Provision for loan
           losses..........                  1,400              305           610        1,957            0            0         800
                                        ----------       ----------    ----------   ----------   ----------   ----------     -------
    Net interest income after
        provision for loan
        losses.............                 26,758           23,666        47,372       38,705       32,929       35,691      38,811
Noninterest income.........                  7,980            6,718        14,559        3,996        2,564        2,503       4,563
Noninterest expense........                 20,222           15,891        35,848       42,187(2)    20,776       20,793      17,966
                                        ----------       ----------    ----------   ----------   ----------   ----------     -------
Income before income taxes
 and cumulative effect of
 accounting changes........                 14,516           14,493        26,083          514       14,717       17,401      25,408
Income taxes...............                  4,292            4,719         8,312         (517)       5,503        7,348       9,170
                                        ----------       ----------    ----------   ----------   ----------   ----------     -------
     Income after taxes and
       before cumulative
       effect of accounting
       changes.............                 10,224            9,774        17,771        1,031        9,214       10,053      16,238
Cumulative effect of
 accounting changes........                      0                0             0            0            0            0       1,420
                                        ----------       ----------    ----------   ----------   ----------   ----------     -------
Net income.................             $   10,224       $    9,774    $   17,771   $    1,031   $    9,214   $   10,053     $17,658
                                        ==========       ==========    ==========   ==========   ==========   ==========     =======

Footnotes on following page

                                     At or for the
                                     Six Months Ended
                                     June 30, (3)                    At or for the Year ended December 31,
                                  ----------   ----------   ----------------------------------------------------------------------
                                     1998         1997         1997            1996            1995         1994           1993
                                  ----------   ----------   ----------      ----------      ----------   ----------     ----------
KEY FINANCIAL RATIOS AND
 OTHER DATA:
Financial Ratios:
Return on average assets...            .90%        1.04%        0.88%           0.07%           0.81%        0.93%          1.67%
Return on average equity
 (1).......................          11.10%       12.40%       10.73%           0.68%           6.34%        7.59%         17.75%
Average equity to average
 assets (1)................           8.02%        8.40%        8.21%           9.88%          12.83%       12.27%          9.42%

Asset Quality Ratios:
Non-performing assets to
 total assets..............           0.66%        0.62%        0.62%           0.72%           0.68%        0.92%          0.83%
Non-performing loans to
 total loans...............           0.85%        0.69%        0.78%           0.68%           0.31%        0.54%          0.44%
Allowance for loan losses
 to non-performing loans...         117.71%      141.96%      124.16%         147.95%         304.18%      204.55%        258.60%
Allowance for loan losses
 to loans receivable,
 net(4)....................           1.01%        0.99%        0.97%           1.01%           0.94%        1.10%          1.16%

Per Share Data (5):
Basic earnings per share
 (6).......................       $    .30   $      .29   $     0.53      $     0.03      $     0.28   $     0.28             NA
Diluted earnings per
 share(6)..................            .30          .29         0.52            0.03            0.28         0.28             NA
Dividends per share........           .110         0.96         0.20            0.19            0.17         0.09             NA
Book value per share.......           5.56         4.86         5.29            4.54            4.50         4.03             NA
Dividend payout ratio......           8.78%        7.53%        8.67%         141.90%          13.70%        6.44%            NA

---------------------------

(1) The balance as of December 31, 1993, represents retained earnings prior to the Reorganization. Retained earnings are partially restricted in connection with regulations related to the insurance of savings accounts which require the Company to maintain certain statutory reserves.

(2) Includes $7.0 million for a one-time assessment for the recapitalization of the Savings Association Insurance Fund.

(3)  Annualized where appropriate.

(4)  Excludes loans held for sale.

(5) All per share values have been adjusted to reflect the 1997 three-for-one stock split.

(6) Basic and diluted earnings per share for 1994 include only earnings generated subsequent to the Reorganization.

                             HARRIS FINANCIAL, INC.

GENERAL

          The Company is a Pennsylvania corporation that was formed to become the stock holding company of the Bank in the Two-Tier Reorganization, which was completed in September 1997. In the Two-Tier Reorganization, each share of the Bank's common stock was converted into and became a share of Common Stock of the Company, and the Bank became a wholly-owned subsidiary of the Company. The Mutual Company, which owned a majority of the Bank's outstanding shares of common stock immediately prior to completion of the Two-Tier Reorganization, and stockholders other than the Mutual Company, which owned a minority of such shares, became the owners of the same percentage of the outstanding shares of Common Stock of the Company immediately following the completion of the Two-Tier Reorganization. As of the date hereof, the primary activity of the Company is the ownership of all of the issued and outstanding common stock of the Bank.


          The Company through the Bank, presently operates 33 full service offices, a mortgage banking subsidiary, an operations center and a business center and serves depositors primarily in the five central Pennsylvania counties of Dauphin, Cumberland, York, Lancaster, and Lebanon and in the northern Maryland county of Washington. It serves small business borrowers in the same area. The Bank offers mortgage loans in its market area. The Bank's mortgage banking subsidiary headquartered in Blue Bell, Pennsylvania, offers residential mortgages in Pennsylvania and four other states, most of which are sold in the secondary market. The Bank provides manufactured housing loans to borrowers throughout most of the eastern United States.

          The Bank's primary lending activity continues to be the origination of loans secured by first mortgages on owner-occupied one- to four-family residences. At June 30, 1998, such loans totaled $550.8 million or 59.8% of net loans receivable. The Company began originating commercial business loans in 1996 and its portfolio totaled $136.6 million at June 30, 1998. At June 30, 1998, the Company had total assets of $2.3 billion, total deposits of $1.1 billion and stockholders' equity of $188.8 million.

OPERATING STRATEGY

          Over the last several years, the Bank's operating strategy has been to change its orientation from a traditional savings bank to more closely resemble a full service commercial bank. In the last two years, management has refined and accelerated implementation of the strategy, which involves (i) developing a commercial business lending expertise, (ii) increasing non-interest income sources and amounts, (iii) developing an incentive-based sales culture in the branch network and focusing marketing strategies on product management, (iv) enhancing delivery systems; and (v) expanding the Bank's geographic market area. Management seeks to implement this business strategy in a controlled manner, in order to help ensure that the Bank maintains a consistently high asset quality and strong capital base and preserves its reputation for professional, community-oriented service.

          In order to accomplish the objectives described above, it has been necessary to acquire staff with the expertise to transition the Bank to a full service financial institution. It has also been necessary to upgrade the Bank's computer systems. Management believes that the staff and the technology infrastructure are now in place and that the necessary initiatives are underway to allow the Bank to achieve its business goals.

          The Bank's strategic initiatives include the following :

          . Strengthening the Management Team. In January 1998, Charles Pearson was named President and CEO of the Company and the Mutual Company. Most recently, Mr. Pearson served as President and CEO of PNC Bank's central Pennsylvania region. Prior to that, he was President and CEO of United Federal Bankcorp, Inc. In April 1998, John Atkinson joined the Company in the newly-created position of Chief Operating Officer. He previously served as head of retail banking at PNC Bank central Pennsylvania region. Additionally, the Bank has augmented its officer-level staff in the last two years, hiring, among others, loan officers, a chief information officer, a chief credit officer and a sales training manager. Management believes that bank mergers in the Company's market have created opportunities for the Company to recruit a number of talented, experienced people, including commercial and consumer loan officers with knowledge about and contacts within the communities served by the Bank.


          . Loan Portfolio Diversification. The Bank has historically focused on traditional savings bank products and services, and it remains a leading one- to four-family residential mortgage lender in its marketplace. However, as part of the transition to a community bank orientation, the concentration of such loans has declined from 71.5% of the loan portfolio at December 31, 1995 to 60.4% two years later. During the same period, commercial business loans increased from .3% to 7.3% of the loan portfolio. Although commercial lending subjects the Bank to more credit risk than single family residential loans, commercial loans are generally originated with higher interest rates and shorter maturities than residential loans.

               The Business Banking Group was established in early 1996 to originate commercial business loans to small and mid-sized local businesses. Its experienced lenders have taken advantage of opportunities presented by recent bank mergers that have resulted in dissatisfied customers of the acquired banks.

          . Increased Non-Interest Income. The Bank has recently expanded its sources and amounts of fee income in order to reduce its dependence on net interest income. Service charge and fee income, a primary contributor to non-interest income, increased nearly 100% from fiscal 1996 to 1997, as a result of the expansion of the ATM network and promotion of a "High Performance Checking" program. Net loan servicing income, also a significant component of non-interest income, increased by 65.1% over the same time period. The Bank intends to continue to grow its servicing portfolio, through loans originated by its mortgage banking subsidiary and through purchased loan servicing. Additionally, the Bank's non-interest income is expected to benefit to a lesser extent from the expansion/addition of non-traditional products. For example, the Bank intends to expand its lines of securities and insurance products and very recently began offering trust and investment services.

          . External Growth. In 1995, the Bank opened its first offices outside of Pennsylvania through the purchase of two branches in Hagerstown, Maryland. Recently, efforts have been made to expand the Bank's presence in that market through a focus on commercial business lending. In April 1996, First Harrisburg Bancor, Inc. ("First Harrisburg") was acquired and accounted for using the purchase method of accounting for business combinations. First Harrisburg had assets of approximately $277 million at the time of the acquisition. The Bank expects to target promising new geographic markets and expand coverage of existing markets, through de novo branching and loan production offices, branch acquisitions and acquisitions of financial institutions and financial services companies. Consolidation of the financial services industry may present favorable acquisition opportunities.

          . Fostering a Sales Culture. A sales training manager was recently hired to further management's endeavors to leverage the Bank's extensive branch network by educating personnel about banking products, training them regarding cross-selling techniques and rewarding their efforts through an incentive-based compensation program. The Bank has also begun a product management program to develop and price products intended for specific customer segments.

          . Enhanced Information and Delivery Systems. In 1997, the Bank replaced much of its core hardware and software with more sophisticated systems, including a personal computer network. The upgrade, now substantially complete, is expected to increase productivity by reducing manual applications, improving management information and facilitating customer service. The Bank has recently launched technological enhancements to increase customer access to banking services. These include corporate cash management software, an internet web site (loan, and deposit programs and other information) and telephone voice response banking. Improvements to these systems are underway, and internet banking will be introduced shortly. The Bank has also expanded its ATM network in the last two years to a total of 28, and intends to expand to 40 ATMs by the end of 1998. Certain branch locations have been or will be remodeled to improve service.

          The Company's principal executive office is located at 235 North Second Street, Harrisburg, Pennsylvania, and its telephone number at that address is (717) 236-4041.

                         REGULATORY CAPITAL COMPLIANCE

          At June 30, 1998, the Bank exceeded each of its regulatory capital requirements. Set forth below is a summary of the Bank's compliance with the FDIC capital standards as of June 30, 1998, on a historical and pro forma basis assuming the sale on such date of 2,000,000 shares of Common Stock at the indicated price per share and receipt by the Bank of 50% of the net proceeds. For purposes of the table below, the cost of shares expected to be purchased by the ESOP and the cost of the shares expected to be acquired by the restricted stock plan are deducted from pro forma regulatory capital. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to the FDIC capital requirements for the Bank. On a pro forma consolidated basis after the Offering, the Company's pro forma stockholders' equity will continue exceed these requirements.

                                                              PRO FORMA AT JUNE 30, 1998, BASED UPON THE SALE OF 2,000,000 SHARES
                                                             ----------------------------------------------------------------------
                                       HISTORICAL AT                 MINIMUM OF              MIDPOINT OF            MAXIMUM OF
                                       JUNE 30, 1998               $19.00 PER SHARE        $22.50 PER SHARE      $26.00 PER SHARE
                               ----------------------------  --------------------------  --------------------  --------------------
                                 PERCENT         PERCENT       PERCENT       PERCENT
                                   OF              OF             OF            OF
                                 AMOUNT        ASSETS (1)       AMOUNT      ASSETS (1)    AMOUNT   ASSETS (1)   AMOUNT   ASSETS (1)
                               -------------  -------------  ------------  ------------  --------  ----------  --------  ----------
                                                                     (DOLLARS IN THOUSANDS)

GAAP capital                        $178,101          7.95%      $194,182         8.33%  $197,193       8.44%  $200,204       8.56%
                                    ========        ======       ========       ======   ========      =====   ========      =====

Leverage capital:
     Capital level (2)              $149,701          6.69%      $165,782         7.34%  $168,793       7.47%  $171,805       7.59%
     Requirement(3)                   89,559          4.00%        90,293         4.00%    90,431       4.00%    90,568       4.00%
                                    --------        ------       --------       ------   --------      -----   --------      -----
       Excess                       $ 60,142          2.69%      $ 75,489         3.34%  $ 78,362       3.47%  $ 81,237       3.59%
                                    ========        ======       ========       ======   ========      =====   ========      =====
Risk-based capital:
     Tier 1 capital level (2)(4)    $149,701         11.54%      $165,782        13.17%  $168,793      13.39%  $171,805      13.61%
     Requirement                      51,894          4.00%        50,365         4.00%    50,433       4.00%    50,501       4.00%
                                    --------        ------       --------       ------   --------      -----   --------      -----
       Excess                       $ 97,807          7.54%      $115,417         9.17%  $118,360       9.39%  $121,304       9.61%
                                    ========        ======       ========       ======   ========      =====   ========      =====

  Total capital level (2)(4)        $158,965         12.25%      $175,046        13.90%  $178,057      14.12%  $181,069      14.34%
  Requirement                        103,787          8.00%       100,730         8.00%   100,866       8.00%   101,002       8.00%
                                    --------        ------       --------       ------   --------      -----   --------      -----
  Excess                            $ 55,178          4.25%      $ 74,316         5.90%  $ 77,191       6.12%  $ 80,067       6.34%
                                    ========        ======       ========       ======   ========      =====   ========      =====

---------------------------

(1) Leverage capital levels are shown as a percentage of tangible average assets. Risk-based capital levels are calculated on the basis of a percentage of risk-weighted average assets.

(2) Pro forma capital levels are calculated assuming that the Company funds the restricted stock plan to enable the plan to purchase at the assumed price in the open market a number of shares equal to 4% of the common stock sold in the Offering and the ESOP purchases 40,000 of the shares sold in the Offering.
(3) The current leverage capital requirement is 3% of total adjusted assets for banks that receive the highest supervisory rating for safety and soundness and that are not experiencing or anticipating significant growth. The current leverage capital ratio applicable to all other banks is 4% to 5%.

(4) Assumes net proceeds are invested in assets that carry a risk-weighting equal to the average risk weighting of the Bank's risk-weighted assets as of June 30, 1998.

                                USE OF PROCEEDS

          Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Offering is completed, it is presently anticipated, based on the assumptions set forth in "Pro Forma Data" that the net proceeds from the sale of the Common Stock will range from $36.7 million to $50.4 million.

          The Company will contribute 50% of the net proceeds of the Offering to the Bank. Such portion of net proceeds received by the Bank from the Company will be added to the Bank's general funds which the Bank currently intends to utilize for general corporate purposes, including investments in short- and medium-term investments. The Bank also intends to use such funds to increase its loan originations. The Bank may also use such funds for the expansion of its retail banking franchise, and to expand operations through acquisitions of other financial institutions, branch offices or financial services businesses. To the extent that the expected future awards under the Company's existing or new stock-based benefit programs are not funded with authorized but unissued shares of Common Stock, the Company or Bank may use net proceeds from the Offering to fund the purchase, in the open market, of stock to be awarded under such stock-based benefit programs.

          The Company intends to use a portion of the net proceeds it retains to make a loan directly to the ESOP, with an assumed interest rate of 8.5%, to enable the ESOP to purchase 40,000 of the shares sold in the Offering. The remaining net proceeds retained by the Company will be invested initially in short- and medium-term investments. The net proceeds retained by the Company may also be used to support the future expansion of operations through branch acquisitions, the establishment of branch offices and the acquisition of financial institutions or their assets, or diversification into other banking related businesses. However, the Company and the Bank have no current arrangements, understandings or agreements regarding any such transactions.

          Upon completion of the Offering, the Board of Directors of the Company will have the authority to repurchase stock, subject to statutory and regulatory requirements. Based upon facts and circumstances following the Offering and subject to applicable regulatory requirements, the Board of Directors may determine to repurchase stock in the future. Such facts and circumstances may include but not be limited to (i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, and the opportunity to improve the Company's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock-based benefit plans; and (iii) any other circumstances in which repurchases would be in the best interests of the Company and its shareholders. In the event the Company determines to repurchase stock, such repurchases may be made at market prices which may be in excess of the Actual Purchase Price in the Offering. To the extent that the Company repurchases stock at market prices in excess of the per share book value, such repurchases will have a dilutive effect upon stockholders' equity per share of Common Stock.

                                CAPITALIZATION


          The following table presents the historical capitalization of the Company at June 30, 1998, and the pro forma consolidated capitalization of the Company after giving effect to the Offering, based upon the sale of 2,000,000 shares for the price per share indicated in the table and the other assumptions set forth under "Pro Forma Data."


                                                                         PRO FORMA CONSOLIDATED CAPITALIZATION
                                                                         BASED UPON THE SALE OF 2,000,000 SHARES
                                                                    -----------------------------------------------------
                                                                         MINIMUM           MIDPOINT          MAXIMUM
                                                    HISTORICAL           PRICE OF          PRICE OF          PRICE OF
                                                  CAPITALIZATION     $19.00 PER SHARE  $22.50 PER SHARE  $26.00 PER SHARE
                                                  --------------     ----------------  ----------------  ----------------
                                                                                  (IN THOUSANDS)

Deposits (1)....................................  $1,126,150           $1,126,150          $1,126,150        $1,126,150
FHLB advances and other borrowings..............     961,288              961,288             961,288           961,288
                                                  ----------           ----------          ----------        ----------
Total deposits and borrowed funds...............  $2,087,438           $2,087,438          $2,087,438        $2,087,438
                                                  ==========           ==========          ==========        ==========
Stockholders' equity:
  Common Stock, $.01 par value per share:
   100,000,000 shares authorized; shares to be
    issued as reflected.........................  $      340           $      340          $      340        $      340
Additional paid-in capital (2)..................      29,378               66,099              72,962            79,825
  Retained earnings (3).........................     150,369              150,369             150,369           150,369
 Net unrealized gain on marketable securities...       9,693                9,693               9,693             9,693
  Less:
   ESOP (4).....................................        (446)              (1,206)             (1,346)           (1,486)
   Restricted stock plans (5)...................        (506)              (2,026)             (2,306)           (2,586)
                                                  ----------           ----------          ----------        ----------
     Total stockholders' equity.................  $  188,828           $  223,269          $  229,712        $  236,155
                                                  ==========           ==========          ==========        ==========

  Total stockholders' equity as a
    percentage of pro forma total assets........        8.12%                9.46%              9.71%             9.95%
                                                  ==========           ==========          ==========        ==========

---------------------
(1) Does not reflect withdrawals from deposit accounts for the purchase of Common Stock in the Offering. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(2) Reflects the sale of shares in the Offering.

(3) The retained earnings of the Company will be substantially restricted after the Offering.

(4) Assumes that 40,000 of the shares sold in the Offering will be purchased by the ESOP at the assumed price and that the funds used to acquire the ESOP shares will be borrowed from the Company. The cost of the Common Stock acquired by the ESOP is reflected as a reduction of stockholders' equity.

(5) Assumes that, subsequent to the Offering, an amount equal to 4% of the shares of Common Stock sold in the Offering is purchased in the open market at the assumed price and awarded pursuant to the Company's restricted stock plans. The cost of the Common Stock to be purchased by the restricted stock plans is reflected as a reduction of stockholders' equity.

                              MARKET INFORMATION

          The Common Stock is listed on the Nasdaq National Market under the symbol "HARS." As of May 31, 1998, the Company had 10 registered market makers, 3,676 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 33,963,450 shares outstanding. As of such date, the Mutual Company held 25,500,000 shares of Common Stock and Minority Stockholders held 8,463,450 shares.

The following table sets forth market price and dividend information for the Common Stock or, prior to the completion of the Two-Tier Reorganization, the Bank's common stock. Information is presented for each quarter of the previous two calendar years. All information has been revised to reflect the Company's November 18, 1997 three-for-one stock split.

          QUARTER ENDED     HIGH        LOW            DIVIDENDS
          -------------     ----        ---            ---------

          1996
          ----
          March 31          $ 6 48/64   $  5 59/64      $.0483
          June 30           $ 6 16/64   $  5            $.0483
          September 30      $ 5 43/64   $  4 59/64      $.0483
          December 31       $ 6 13/64   $  5            $.0483

          1997
          ----
          March 31          $ 7 37/64   $  6  5/64      $.0483
          June 30           $ 7 11/64   $  6  3/64      $.0483
          September 30      $16 27/64   $  7            $.0483
          December 31       $21   1/2   $ 15 43/64      $.0550

          1998
          ----
          March 31          $27   7/8   $ 17   6/8       $.0550
          June 30           $28   1/4   $ 22             $.0550
          July 1 through
          September ____    $           $                $


          The last trade of the Common Stock on September __, 1998 was at a price of $_______ per share and the closing bid and asked prices were $______ and $_______, per share, respectively.

                                DIVIDEND POLICY

GENERAL


     The Bank, or, since the Two-Tier Reorganization, the Company, has paid quarterly cash dividends every quarter since the completion of the mutual holding company reorganization and minority stock issuance in January 1994, and it is the current policy of the Company to pay a quarterly cash dividend of $.055 per share. The Company's ability to pay dividends will depend largely on its receipt of Offering proceeds and cash dividends from the Bank. Under Pennsylvania law, the Bank is generally permitted to pay dividends out of accumulated net earnings if the Bank's surplus would not be reduced below certain levels by the payment of such dividend. Pennsylvania law requires the Bank to maintain surplus in an amount that is at least equal to contributed capital.

          Dividends paid by the Company will be determined by the Company's Board of Directors and will be based upon its consolidated financial condition, results of operations, tax considerations, economic conditions, regulatory restrictions which affect the payment of dividends by the Bank to the Company, business plans and other factors. In addition, the Company's ability to pay dividends is subject to limitations under Pennsylvania law, and regulations of the FRB that require the Company to maintain certain minimum levels of capital. There can be no assurance that dividends will be paid on Common Stock or that, if paid, such dividends will not be reduced or eliminated in the future.

DIVIDEND WAIVERS BY THE MUTUAL COMPANY

          The Mutual Company has generally waived the receipt of dividends declared by the Bank, or, subsequent to the Two-Tier Reorganization, dividends paid by the Company. The Mutual Company has not been required to obtain approval of the FRB prior to any such waiver, and through the date hereof has not sought or received FRB approval of any such waiver. In connection with the FRB and FDIC approvals of the Bank's acquisition of First Harrisburg Bancor, Inc. and its wholly owned subsidiary, First Federal Savings and Loan Association of Harrisburg ("First Federal"), the Bank and the Mutual Company made several commitments to the FDIC and the FRB regarding the waiver of dividends by the Mutual Company. These commitments include the following: (i) Any dividends waived by the Mutual Company shall be taken into account in any valuation of the Bank and the Mutual Company, and factored into the calculation used in establishing a fair and reasonable basis for exchanging Bank shares for holding company shares in any subsequent conversion of the Mutual Company to stock form; (ii) Dividends waived by the Mutual Company shall not be available for payment to or the value thereof transferred to Minority Stockholders by any means including through dividend payments or at liquidation; (iii) Beginning five years after April 19, 1996, the date of consummation of the Bank's acquisition of First Federal, the Mutual Company will make prior application to and shall receive the approval of the FRB prior to waiving any dividends declared on the capital stock of the Bank, and the FRB shall have the authority to approve or deny any dividend waiver request in its discretion, and after such date such application may be made on an annual basis with respect to any year in which the Mutual Company intends to waive dividends paid by the Bank; (iv) After April 19, 1996, the date of consummation of the Bank's acquisition of First Federal, the amount of waived dividends that are identified as belonging to the Mutual Company shall not be available for payment to, or the value transferred to, Minority Stockholders, either through dividend payments, upon the conversion of the Mutual Company to stock form, upon the redemption of shares of the Bank, upon the Bank's issuance of additional shares, at liquidation, or by any other means; (v) The Mutual Company shall notify the FRB of all such transactions and will make available to the FRB such information as the FRB determines to be appropriate; (vi) The Bank will take into account when setting its dividend rate the declaration rate in relation to net income and the rate's effect on the Bank's ability to issue capital; and
(vii) The dividend rate will be reasonable and sustainable upon a full conversion to stock form of the Mutual Company; (viii) In the event that the FRB adopts regulations regarding dividends waivers by mutual holding companies, the Mutual Company will comply with the applicable requirements of such regulations. AFTER THE COMPLETION OF THE TWO-TIER REORGANIZATION, THE COMMITMENTS BECAME APPLICABLE TO DIVIDENDS PAID BY THE COMPANY THAT ARE WAIVED BY THE MUTUAL COMPANY.

     If the Mutual Company decides that it is in its best interest to waive the right to receive a particular dividend to be paid by the Company, and, if necessary, the FRB approves such waiver, then the Company pays such dividend only to Minority Stockholders, and the amount of the dividend waived by the Mutual Company is treated in the manner described above. The Mutual Company's decision as to whether or not to waive a particular dividend depends on a number of factors, including the Mutual Company's capital needs, the investment alternatives available to the Mutual Company as compared to those available to the Company, and the receipt of required regulatory approvals. There can be no assurance that (i) after the Offering the Mutual Company will waive dividends paid by the Company, (ii) the FRB will approve any dividend waivers by the Mutual Company after April 2001, or (iii) the terms that may be imposed by the FRB on any dividend waiver will be favorable to Minority Stockholders.

     As of the date hereof, the Mutual Company has waived the right to receive all dividends paid by the Bank and the Company. As of April 19, 1996, the Mutual Company had waived $9.1 million of dividends declared by the Bank, and through June 30, 1998, had waived a total of $19.5 million of dividends paid by the Bank and the Company.

                                PRO FORMA DATA


          The actual net proceeds from the sale of the Common Stock cannot be determined until the Offering is completed. However, net proceeds are currently estimated to be between $36.7 million and $50.4 million, assuming the sale of 2,000,000 shares in the Offering. The estimated net proceeds have been calculated based upon the following assumptions: (i) the ESOP will purchase 40,000 of the shares issued in the Offering; (ii) officers, directors, and employees of the Company and the Bank and their immediate families will purchase $1.3 million of Common Stock; (iii) shares not purchased by the ESOP and officers, directors, and employees of the Company and the Bank and their immediate families will be sold in the Subscription and Community Offering; (iv) Ryan Beck will receive a fee equal to 2.0% of the aggregate dollar amount of the shares sold, except that no fees will be paid on shares sold to the ESOP, officers, directors and employees of the Company and Bank and their immediate family members; and (v) fixed expenses incurred in connection with the Offering will be $560,000 (actual expenses may vary from this estimate).

     Pro forma consolidated net income of the Company for the six months ended June 30, 1998 and the year ended December 31, 1997, has been calculated based on historical earnings for such periods, and assumes that the investable net proceeds received by the Company and Bank were invested at 5.37% and 5.48%, the one year Treasury Bill rate as of June 30, 1998 and December 31, 1997, respectively. The effect of withdrawals from deposit accounts for the purchase of Common Stock has not been reflected. The pro forma after-tax yield for the Company and Bank is assumed to be 3.71% and 3.78% based on an effective tax rate of 31.0%. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds.

     THE FOLLOWING PRO FORMA INFORMATION MAY NOT BE REPRESENTATIVE OF THE FINANCIAL EFFECTS OF THE FOREGOING TRANSACTIONS AT THE DATES ON WHICH SUCH TRANSACTIONS ACTUALLY OCCUR AND SHOULD NOT BE TAKEN AS INDICATIVE OF FUTURE
RESULTS OF OPERATIONS.   Pro forma consolidated stockholders' equity represents
the difference between the stated amount of assets and liabilities of the Company computed in accordance with generally accepted accounting principles ("GAAP") after giving effect to the Offering.


                                                      At or For the Six Months Ended      At or For the Year Ended
                                                           June 30, 1998                      December 31, 1997
                                                      --------------------------------   --------------------------
                                                       Minimum    Midpoint    Maximum     Minimum     Minimum     Minimum
                                                       Price of   Price of    Price of    Price of    Price of    Price of
                                                        $19.00    $ 22.50     $  26.00    $  19.00    $  22.50    $  26.00
                                                     Per Share   Per Share   Per Share   Per Share   Per Share   Per Share
                                                     ---------   ---------   ---------   ---------   ---------   ---------
                                                                   (Dollars in thousands except per share amounts)
Gross proceeds.............                           $ 38,000    $ 45,000    $  52,00    $ 38,000    $ 45,000    $ 52,000
Less:  Offering expenses and commissions                 1,279       1,416       1,553       1,279       1,416       1,553
                                                      --------   ---------   ---------   ---------   ---------   ---------
       Estimated net proceeds                           36,721      43,584      50,447      36,721      43,584      50,447
Less:  Common Stock purchased by ESOP                     (760)       (900)     (1,040)       (760)       (900)     (1,040)
       Common Stock purchased by restricted
        stock plans                                     (1,520)     (1,800)     (2,080)     (1,520)     (1,800)     (2,080)
                                                      --------   ---------   ---------   ---------   ---------   ---------

       Investable net proceeds                        $ 34,441    $ 40,884    $ 47,327    $ 34,441    $ 40,884    $ 47,327
                                                      ========    ========    ========    ========   =========   =========

Consolidated net income:
  Historical                                          $ 10,224    $ 10,224    $ 10,224    $ 17,771    $ 17,771    $ 17,771
  Pro forma income on net proceeds                         640         760         880       1,302       1,546       1,790
  Pro forma ESOP adjustment (1)                            (17)        (21)        (24)        (35)        (41)        (48)
  Pro forma restricted stock plan adjustment (2)           (52)        (62)        (72)       (105)       (124)       (144)
                                                      --------   ---------   ---------   ---------   ---------   ---------
  Pro forma net income (3).                           $ 10,795    $ 10,901    $ 11,008    $ 18,933    $ 19,152    $ 19,369
                                                      ========    ========    ========    ========   =========   =========

Per share net income (4):
  Historical                                          $   0.30    $   0.30    $   0.30    $   0.53    $   0.53    $   0.53
  Pro forma income on net proceeds                        0.02        0.02        0.03        0.04        0.05        0.05
  Pro forma ESOP adjustment (1)                          (0.00)      (0.00)      (0.00)      (0.00)      (0.00)      (0.00)
  Pro forma restricted stock plan adjustment (2)         (0.00)      (0.00)      (0.00)      (0.00)      (0.00)      (0.00)
                                                      --------   ---------   ---------   ---------   ---------   ---------
  Pro forma basic net income per share (3)            $   0.32    $   0.32    $   0.33    $   0.57    $   0.58    $   0.58
                                                      ========    ========    ========    ========   =========   =========
  Pro forma diluted net income per share (3)          $   0.32    $   0.32    $   0.32    $   0.56    $   0.56    $   0.57
                                                      ========    ========    ========    ========   =========   =========

Stockholders' equity:
  Historical                                          $188,828    $188,828    $188,828    $179,034    $179,034    $179,034
  Estimated net proceeds                                36,721      43,584      50,447      36,721      43,584      50,447
  Less: Common Stock acquired by ESOP (1)                 (760)       (900)     (1,040)       (760)       (900)     (1,040)
  Less: Common Stock acquired by restricted
         stock plan (2)                                 (1,520)     (1,800)     (2,080)     (1,520)     (1,800)     (2,080)
                                                      --------   ---------   ---------   ---------   ---------   ---------
  Pro forma stockholders' equity (3)                  $223,269    $229,712    $236,155    $213,475    $219,918    $226,361
                                                      ========    ========    ========    ========   =========   =========

Stockholders' equity per
 share (4):
  Historical                                          $   5.56    $   5.56    $   5.56    $   5.30    $   5.30    $   5.30
  Estimated net proceeds                                  1.08        1.28        1.49        1.09        1.29        1.49
  Less: Common Stock acquired by ESOP (1)                (0.02)      (0.03)      (0.03)      (0.02)      (0.03)      (0.03)
  Less: Common Stock acquired br restricted
         stock plan (2)                                  (0.04)      (0.05)      (0.06)      (0.04)      (0.05)      (0.06)
                                                      --------   ---------   ---------   ---------   ---------   ---------
  Pro forma stockholders' equity per share (3)        $   6.58    $   6.76    $   6.96    $   6.33    $   6.51    $   6.70
                                                      ========    ========    ========    ========   =========   =========
Offering price as a percentage of pro forma
  stockholders' equity per share (3) (4)                288.75%     332.84%     373.56%     300.16%     345.62%     388.06%
Offering price as a multiple of pro forma
 basic net income per share (3)                           29.7x       35.2x       39.4x       33.3x       38.8x       44.8x
Offering price as a multiple of pro forma diluted
 net income per share (3)                                 29.7x       35.2x       40.6x       33.9x       40.2x       45.7x

______________________

Footnotes on following page.

(1) Assumes that 40,000 shares of the Common Stock issued in the Offering will be purchased by the ESOP, and that the funds used to acquire such shares will be borrowed from the Company. The ESOP loan is assumed to be repaid in 15 equal annual installments of principal and shares are to be released to plan participants ratably as the ESOP pays the loan. Statement of Position 93-6 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to the employees. The pro forma net income assumes as follows: (i) 3.33% of the ESOP shares were committed to be released during the six months ended June 30, 1998, and 6.67% were committed to be released during 1997 at an average fair value assumed to be the price at which the shares are sold in the Offering (ii) dividends on shares not released to the participants were used to fund debt service payments and (iii) the Company made no other contributions to the ESOP. If the shares were to appreciate in value over time, compensation expense relating to the ESOP would increase. The cost of the shares issued to the ESOP is reflected as a reduction of stockholders' equity.

(2) Assumes that the Company's restricted stock plans purchase in the open market a number of shares of Common Stock equal to 4% of shares sold in the Offering at a purchase price equal to the price at which shares are sold in the Offering. The shares of restricted stock are assumed to vest ratably over a 10 year period, based upon the attainment of certain performance criteria.

(3) If the number of shares sold in the Offering is increased by 15%, to 2,300,000 shares, then at the minimum, midpoint and maximum of the Offering Price Range as of and for the six months ended June 30, 1998 pro forma net income would be $10.9 million, $11.0 million, and $11.1 million, pro forma diluted net income per share would be $.32, $.32, and $.33, pro forma stockholders' equity would be $228.6 million, $236.1 million, and $243.5 million, pro forma stockholders' equity per share would be $6.74, $6.95, and $7.17, the offering price as a percentage of pro forma stockholders' equity per share would be 281.9%, 323.7%, and 362.6%, and the offering price as a multiple of pro forma diluted net income per share would be 29.7x, 35.2x, and 39.4x, respectively. As of and for the year ended December 31, 1997 pro forma net income would be $19.1 million, $19.4 million, and $19.6 million, pro forma diluted net income per share would be $0.56, $0.57, and $0.58, pro forma stockholders' equity would be $218.8 million, $226.3 million, and $233.7 million, pro forma stockholders' equity per share would be $6.47, $6.69, and $6.91, the offering price as a percentage of pro forma stockholders' equity per share would be 293.2%, 335.8%, and 375.7%, and the offering price as a multiple of pro forma diluted net income per share would be 33.8x, 39.5x, and 45.1x, respectively. The retained earnings of the Bank will continue to be substantially restricted after the Offering. See "Dividend Policy."

(4) Historical basic net income per share is based on 33,917,123 and 33,779,379 weighted average shares outstanding during the six months ended June 30, 1998 and the year ended December 31, 1997, respectively. Historical diluted net income per share is based on 34,220,826 and 34,076,061 weighted average shares outstanding during the six months ended June 30, 1998 and the year ended December 31, 1997, respectively. Pro forma adjustments to basic net income per share are based on historical weighted average shares outstanding plus ESOP shares assumed to be committed to be released during the period. Historical and pro forma stockholders' equity per share is based on 33,964,950 and 33,790,400 total shares outstanding at June 30, 1998 and December 31, 1997, respectively. The number of shares reserved for future issuance upon the exercise of options outstanding as of June 30, 1998 and December 31, 1997 was 303,703 shares and 296,682 shares, respectively. The number of additional shares assumed to be reserved for future issuance from both existing stock option plans and stock option plans that the Company intends to implement following the completion of the Offering is 200,000 shares. These shares are assumed to be issued from the authorized but unissued shares of the Company. The options are assumed to be granted at the beginning of the respective period with an exercise price equal to the fair market value of the stock at the date of grant. Assuming all such options were exercised at the beginning of the six month period ending June 30, 1998, pro forma diluted net income per share for the six month period ending June 30, 1998 would be $.32, $.32 and $.32, at the minimum, midpoint and maximum of the Offering Price Range, respectively, and pro forma stockholders' equity per share as of June 30, 1998 would be $6.57, 6.76 and 6.95. Assuming all such options were exercised at the beginning of the year ending December 31, 1997, pro forma diluted net income per share for the year ending December 31, 1997 would be $.55, $.56, and $.57, at the minimum, midpoint and maximum of the Offering Price Range, respectively, and pro forma stockholders' equity per share as of December 31, 1997 would be $6.31, 6.50 and 6.69.

                  COMMON STOCK TO BE PURCHASED BY MANAGEMENT

          The following table sets forth information regarding intended Common Stock subscriptions by each of the Directors and executive officers of the Company and the Bank and their associates, and by all such Directors and executive officers as a group. This table excludes shares and stock options currently owned, shares to be purchased by the ESOP, and any future restricted stock plan or stock option plan awards.

                                                                                   As a percentage of the
                                                       Number of shares at                Offering at
                                                 -------------------------------  ------------------------
                                            Aggregate   $19.00   $22.50   $26.00   $19.00   $22.50  $26.00
                                            Purchase      Per      Per      Per      Per      Per     Per
                 Name                        Price       Share    Share    Share    Share    Share  Share
-----------------------------------------  ----------  -------  -------  -------  ------   ------   ------

Charles C. Pearson.......................  $  200,000   10,526    8,888    7,692    0.53%    0.44%   0.38%
Ernest P. Davis..........................      50,000    2,631    2,222    1,923    0.13     0.11    0.10
Jimmie C. George.........................     100,000    5,263    4,444    3,846    0.26     0.22    0.19
Robert A. Houck..........................      25,000    1,315    1,111      961    0.07     0.06    0.05
Bruce S. Isaacman........................      75,000    3,947    3,333    2,884    0.20     0.17    0.14
Robert E. Kessler........................      45,000    2,368    2,000    1,730    0.12     0.10    0.09
William E. McClure, Jr...................     125,000    6,578    5,555    4,807    0.33     0.28    0.24
William A. Siverling.....................     100,000    5,263    4,444    3,846    0.26     0.22    0.19
Frank R. Sourbeer........................     100,000    5,263    4,444    3,846    0.26     0.22    0.19
Donald B. Springer.......................      50,000    2,631    2,222    1,923    0.13     0.11    0.10
James L. Durrell.........................      58,000    3,052    2,577    2,230    0.15     0.13    0.11
William M. Long..........................      25,000    1,315    1,111      961    0.07     0.06    0.05
Lyle B. Shughart.........................      25,000    1,315    1,111      961    0.07     0.06    0.05
John C. Coulson..........................     100,000    5,263    4,444    3,846    0.26     0.22    0.19
Richard C. Ruben.........................      25,000    1,315    1,111      961    0.07     0.06    0.05
John W. Atkinson.........................      50,000    2,631    2,222    1,923    0.13     0.11    0.10
Jane B. Tompkins.........................      50,000    2,631    2,222    1,923    0.13     0.11    0.10
Andrew S. Samuel.........................      25,000    1,315    1,111      961    0.07     0.06    0.05
                                           ----------  -------  -------  -------  ------   ------    ----
All Directors and Executive Officers as
 a Group (18 persons)....................  $1,228,000   64,622   54,572   47,224    3.23%    2.73%   2.36%
                                           ==========  =======  =======  =======  ======   ======    ====

                                 THE OFFERING

          THE DEPARTMENT AND THE FRB HAVE APPROVED THE STOCK ISSUANCE PLAN SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS. SUCH APPROVAL DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE OFFERING OR THE PLAN BY THE DEPARTMENT OR THE FRB.

GENERAL

          On June 16, 1998, the Board of Directors of the Company, by a unanimous vote, adopted the Plan, pursuant to which the Company is offering additional shares of common stock to Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders in a Subscription Offering, and possibly to Minority Stockholders and certain others in a Community Offering. In adopting the Plan, the Board of Directors has determined that the Offering is advisable and in the best interest of the Company and its stockholders and customers. The Plan was ratified by a unanimous vote of the Mutual Company's Board of Trustees who determined that the Plan and the Offering is advisable and in the best interest of the Mutual Company and the Bank's depositors, and was unanimously ratified by the Bank's Board of Directors who determined that the Plan and the Offering is advisable and in the best interest of the Bank and its customers.


          The Offering will enable the Company and the Bank to increase their regulatory capital. As of June 30, 1998, the Company's Tier 1 capital was 7.1% of average assets, and the Bank's Tier 1 capital was 6.7% of average assets. See "Regulatory Capital Compliance." Management determined to offer 2,000,000 shares rather than a larger number of shares, or a full conversion of the Mutual Company, because management believes that the proceeds of the Offering will provide the Company with adequate capital to implement its business strategy at this time and that in view of its current strategy the additional capital that would be raised in a larger offering would create pressure to make investments that would be overly risky. Although management believes the Offering will, at least in the short term, reduce the Company's return on average equity, management also believes that the sale of a larger number of shares would cause an even greater reduction in the Company's return on equity.

          In addition, the Offering will provide the Company with greater capital resources to effect future corporate transactions, including acquisitions, and otherwise enhance the Company's ability, primarily through the Bank, to render services to customers and the community. Although there can be no assurances, it is expected that the Offering will also significantly increase the number of shares of Common Stock available to trade, which should increase the float and liquidity of the Common Stock.


          Under the terms of the Plan, at the conclusion of the Offering, if the Company has accepted subscriptions for 2,000,000 shares of Common Stock, the Mutual Company will contribute to the Company 2,000,000 shares of Common Stock owned by the Mutual Company, which will then be canceled by the Company. As a result, the number of shares of Common Stock owned by the Mutual Company will decrease to 23,500,000 shares, or approximately 69.2% of the 33,963,450 shares of Common Stock outstanding as of May 31, 1998, from 25,500,000 shares, or approximately 75.1% of the shares of Common Stock outstanding as of such date. At the conclusion of the Offering, in the sole discretion of the Company, the total number of shares sold in the Offering (and contributed to the Company by the Mutual Company) may be increased or decreased by up to 15% due to market and general financial and economic conditions and demand for the Common Stock, provided that the shares sold in the Offering may not be decreased below a number of shares that will result in less than $38.0 million of gross Offering proceeds. Such increase or decrease is not dependent upon whether shares are sold at the minimum, midpoint or maximum of the Offering Price Range. THE TOTAL NUMBER OF OUTSTANDING SHARES OF COMMON STOCK WILL NOT CHANGE AS A RESULT OF THE OFFERING.

          The Offering pursuant to the Plan will add financial strength to the consolidated Company, thereby enhancing the value of the Mutual Company's primary asset. The increase in the Company's capital will increase the Company's ability to serve as a source of strength to the Bank, and the increase in the Company's and the Bank's capital will provide additional protection to the Bank's depositors. Certain of the Bank's depositors will also be given subscription rights to purchase the Common Stock issued pursuant to the Plan. Although the Mutual Company's contribution of shares of Common Stock to the Company will decrease the percentage of the Company owned by the Mutual Company, it will increase the aggregate book value of the shares of Common Stock held by the Mutual Company and will only slightly (or not at all) decrease the aggregate earnings attributable to the shares of Common Stock held by the Mutual Company. The Offering does not preclude the Mutual Company from conducting a mutual-to-stock conversion in the future.

STOCK PRICING, NUMBER OF SHARES TO BE ISSUED AND FAIRNESS OPINION


          The Company has determined to offer 2,000,000 shares of Common Stock (subject to adjustment to up to 2,300,000 shares). In order to consummate the Offering, at least $38.0 million of Common Stock must be sold. The Company's Board of Directors, in consultation with its financial advisor, Ryan Beck, on June 25, 1998 established an Offering Price Range of $19.00 to $26.00 per share, or an aggregate offering range of $38.0 million to $52.0 million. The Board of Directors will reevaluate the Offering Price Range at the commencement of the Offering. All shares of Common Stock will be sold at the Actual Purchase Price to be determined by the Company. The Actual Purchase Price is expected to be within the Offering Price Range.

          All subscribers must subscribe for a dollar amount of Common Stock. The total number of shares that will be issued to a subscriber will be equal to the total dollar amount of the subscription divided by the Actual Purchase Price per share, subject to the applicable purchase limitations and allocations in the event of an oversubscription. Fractional shares will not be issued; instead, the Company will refund partial subscriptions that are insufficient to purchase a whole share.

          Unless authorized by the Company or required by the Department or the FRB, no resolicitation of subscribers will be made unless the Actual Purchase Price per share is less than $19.00 or more than $26.00. If the Actual Purchase Price is not within the Offering Price Range and the Company determines to continue the Offering, subscribers will be offered the opportunity to modify or withdraw their order, and, unless an affirmative response is received in a designated period of time, will have their funds returned promptly with interest, and/or their withdrawal authorizations canceled.


          The Board of Directors will establish the Actual Purchase Price based on market and financial conditions, including the historical trading prices and trading volume of the Common Stock. The Board of Directors will obtain a written fairness opinion, dated as of the consummation of the Offering, to the effect that the pricing of the Common Stock is fair from a financial point of view to
(i) the Mutual Company and the Bank's depositors, and (ii) stockholders of the Company including stockholders other than the Mutual Company (the "Fairness Opinion").


          The Board has retained Ryan Beck to render the Fairness Opinion. Ryan Beck was selected by the Company because of its knowledge of, experience with, and reputation in the financial services industry. Ryan Beck has substantial experience in the valuation of bank and thrift securities and has knowledge of the trading markets for such securities as a result of its market-making for the stocks of financial institutions. Ryan Beck is headquartered in New Jersey, and has served numerous financial institutions nationwide in the capacities of market maker, securities offering underwriter or selling agent and merger consultant.


          In arriving at its opinion, Ryan Beck intends to consider relevant market and financial data, including, but not limited to (1) the Prospectus; (2) the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Bank's Annual Report on Form F-2 for the years ended December 31, 1996 and 1995; (3) the Company's Annual Report to Stockholders for the year ended December 31, 1997 and the Bank's Annual Report to Stockholders for the years ended December 31, 1996 and 1995; (4) the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998 and June 30, 1998; (5) certain operating and financial information including projections provided by management regarding the Company's business and prospects including the pro forma impact of the Offering; (6) historical market prices of the Common Stock and the relationship of the market price to tangible book value per share and earnings per share; (7) the trading volume in the Common Stock; (8) historical stock market prices associated with all mutual holding company stocks listed on the Nasdaq National Market in relation to tangible book value and earnings per share; (9) an analysis of projected fully converted valuations for savings institutions in the mutual holding company structure, including the Company;
(10) the trading volume of all Nasdaq National Market listed mutual holding company stocks; (11) the market for fully converted thrift equities; and (12) other such studies, analyses, inquiries and examinations as are deemed appropriate.

          THE FAIRNESS OPINION, WHICH IS BASED ON A NUMBER OF PROJECTIONS, IS NOT INTENDED AS A RECOMMENDATION AS TO THE ADVISABILITY OF PURCHASING SHARES OF COMMON STOCK IN THE OFFERING. NO ASSURANCE CAN BE GIVEN THAT THOSE WHO PURCHASE SHARES OF COMMON STOCK IN THE OFFERING WILL BE ABLE TO SELL SUCH SHARES AFTER THE OFFERING AT OR ABOVE THE ACTUAL PURCHASE PRICE.

          Ryan Beck served as the Bank's selling agent for its initial stock offering in 1994. Ryan Beck's equity research department follows Pennsylvania bank and thrift stocks. Since 1994, Ryan Beck has made a market in the Company's stock. In its capacity as market maker, from time to time, Ryan Beck may own or be short shares of Common Stock. As of the date of this Prospectus, Ryan Beck currently does not have a material long or short position in the Common Stock.

SUBSCRIPTION OFFERING AND SUBSCRIPTION RIGHTS

          In accordance with the Plan, rights to subscribe for the purchase of Common Stock in the Subscription Offering have been granted under the Plan in the following order of descending priority. All subscriptions received will be subject to the availability of Common Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum, minimum, and overall purchase limitations set forth in the Plan and as described below under "--Limitations on Common Stock Purchases."

          Priority 1: Eligible Account Holders. Each depositor with aggregate deposit account balances of $50 or more (a "Qualifying Deposit") as of May 31, 1997 (the "Eligibility Record Date," and such account holders, "Eligible Account Holders") will receive nontransferable subscription rights to subscribe in the Subscription Offering for Common Stock equal to up to the greater of $250,000, or fifteen times the product (rounded down to the next whole number) obtained by multiplying the aggregate number of shares of Common Stock issued in the Offering by a fraction of which the numerator is the amount of the Eligible Account Holder's Qualifying Deposit and the denominator is the total amount of Qualifying Deposits of all Eligible Account Holders, in each case on the Eligibility Record Date, subject to the overall purchase limitation. See "-- Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares for which he subscribed. Thereafter, unallocated shares will be allocated to each subscribing Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his aggregate Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

          To ensure proper allocation of stock, each Eligible Account Holder must list on his order form all deposit accounts in which he has an ownership interest on the Eligibility Record Date. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. Neither the Company nor the Bank nor any of their agents shall be responsible for orders on which all Qualifying Deposit accounts have not been fully and accurately disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of the Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the twelve months preceding the Eligibility Record Date.

          Priority 2: Employee Plans. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the ESOP will receive nontransferable subscription rights to purchase

Common Stock in the Offering on behalf of ESOP participants subject to the purchase limitations described herein. The ESOP intends to subscribe for 40,000 shares of the Common Stock issued in the Offering.

          Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the ESOP, each depositor with a Qualifying Deposit as of June 30, 1998 (the "Supplemental Eligibility Record Date") who is not an Eligible Account Holder ("Supplemental Eligible Account Holder") will receive nontransferable subscription rights to subscribe in the Subscription Offering for Common Stock equal to the greater of $250,000, or fifteen times the product (rounded down to the next whole number) obtained by multiplying the aggregate number of shares of Common Stock issued in the Offering, by a fraction of which the numerator is the amount of the Supplemental Eligible Account Holder's Qualifying Deposit and the denominator is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders, in each case on the Supplemental Eligibility Record Date, subject to the overall purchase limitation. See "--Limitations on Common Stock Purchases." If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares for which he subscribed. Thereafter, unallocated shares will be allocated to each subscribing Supplemental Eligible Account Holder and whose subscription remains unfilled in the proportion that the amount of his Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

          To ensure proper allocation of stock, each Supplemental Eligible Account Holder must list on his order form all deposit accounts in which he has an ownership interest on the Supplemental Eligibility Record Date. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. Neither the Company nor the Bank nor any of their agents shall be responsible for orders on which all Qualifying Deposit accounts have not been fully and accurately disclosed.

          Expiration Date for the Subscription Offering. The Subscription Offering will expire on ____________, 1998, unless extended for up to 45 days or such additional periods by the Bank with the approval of the Department and/or the FRB, if necessary (as so extended, the "Expiration Date"). The Bank and the Company are not required to give subscribers notice of any such extension. Subscription rights which have not been exercised prior to the conclusion of the Subscription Offering will become void.

          Members in Nonqualified States or Foreign Countries. The Company will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan reside. However, the Company is not required to offer stock in the Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which (i) a small number of persons otherwise eligible to subscribe for shares of Common Stock reside; or (ii) the Company determines that compliance with the securities laws of such state would be impracticable for reasons of cost or otherwise, including but not limited to a request that the Company or its officers or directors, under the securities laws of such state, register as a broker, dealer, salesman or selling agent or to register or otherwise qualify the subscription rights or Common Stock for sale or subject any filing with respect thereto in such state. Where the number of persons eligible to subscribe for shares in one state is small, the Company will base its decision as to whether or not to offer the Common Stock in such state on a number of factors, including the size of accounts being held by account holders in the state, the cost of registering or qualifying the shares or the need to register the Company, its officers, directors or employees as brokers, dealers or salesmen.

COMMUNITY OFFERING

          Any shares of Common Stock not subscribed for in the Subscription Offering may be offered for sale in a Community Offering. If a Community Offering is conducted, it will be for a period of not more than 45 days and will terminate on _________, 1998 unless extended by the Company and the Bank, and may commence anytime subsequent to the commencement of the Subscription Offering. No person, by himself or herself, or with an associate or group of persons acting in concert, may subscribe for or purchase more than $500,000 of Common Stock offered in the Community Offering. Further, the Company may limit total subscriptions so as to assure that the number of shares available for any syndicated community offering may be up to a specified percentage of the number of shares of Common Stock. Finally, the Company may reserve shares offered in the Community Offering for sales to institutional investors.


          In the event of an oversubscription for shares in the Community Offering, available shares may be allocated in the sole discretion of the Company first to cover orders of Minority Stockholders as of August 5, 1998 and then natural persons residing in the Community, then to cover the orders of any other person subscribing for shares in the Community Offering so that each person in such category of the Community Offering may receive 1,000 shares, and thereafter, on a pro rata basis to persons in such category of the Community Offering based on the amount of their respective subscriptions.

          The terms "residence," "reside," "resided" or "residing" as used herein with respect to any person shall mean any person who occupied a dwelling within the Bank's Community, has an intent to remain within the Community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the Community together with an indication that such presence within the Community is something other than merely transitory in nature. To the extent the person is a corporation or other business entity, the principal place of business or headquarters shall be in the Community. To the extent a person is a personal benefit plan, the circumstances of the beneficiary shall apply with respect to this definition. In the case of all other benefit plans, the circumstances of the trustee shall be examined for purposes of this definition. The Bank may utilize deposit or loan records or such other evidence provided to it to make a determination as to whether a person is a resident. In all cases, however, such a determination shall be in the sole discretion of the Bank.

          The Bank and the Company, in their sole discretion, may reject subscriptions, in whole or in part, received from any person in the Community Offering.

SYNDICATED COMMUNITY OFFERING

          Any shares of Common Stock not sold in the Subscription Offering or in the Community Offering, if any, may be offered for sale to the general public by a selling group of broker-dealers, which may include Ryan Beck, to be managed by Ryan Beck in a syndicated community offering, subject to terms, conditions and procedures as may be determined by the Bank and the Company in a manner that is intended to achieve the widest distribution of the Common Stock subject to the rights of the Company to accept or reject in whole or in part all orders in the syndicated community offering. It is expected that the syndicated community offering, if any, will commence as soon as practicable after termination of the Subscription Offering and the Community Offering. The syndicated community offering shall be completed within 45 days after the termination of the Subscription Offering and no later than 90 days after the receipt of certain regulatory approvals, unless such period is extended as provided herein. The Company will pay a fee of up to 6.5% of the total dollar amount of the Common Stock sold by the selling group, which amount includes a management fee to Ryan Beck of 1.5%.


          The purchase limitations applicable to the Syndicated Community Offering may be established by the Company at the time the Syndicated Community Offering is conducted.

          If for any reason a syndicated community offering of unsubscribed shares of Common Stock is not advisable or cannot be effected and any shares remain unsold after the Subscription Offering and any Community Offering, the Boards of Directors of the Bank and the Company will seek to make other arrangements to sell the remaining shares. Such other arrangements will be subject to Department approval and to compliance with applicable state and federal securities laws.

          The Bank and the Company, in their sole discretion, may reject subscriptions, in whole or in part, received from any person in the syndicated community offering.

PLAN OF DISTRIBUTION AND SELLING COMMISSIONS

          Offering materials initially have been distributed to depositors with subscription rights. All prospective purchasers are to send payment along with a properly completed Order Form directly to the Bank, where such funds will be held in a segregated savings account and not released until the Offering is completed or terminated.


          To assist in the marketing of the Common Stock, the Bank and the Company have retained Ryan Beck, a broker-dealer registered with the National Association of Securities Dealers, Inc. (the "NASD"). Ryan Beck will provide advisory assistance and assist the Bank in the Offering as follows: (i) in training and educating the Bank's employees regarding the Offering and their roles; (ii) assisting in design and implementation of a marketing strategy; and
(iii) managing a Stock Information Center and coordinating selling efforts. For these services, Ryan Beck will receive an advisory and management fee of $50,000, a marketing fee equal to 2.0% of the total dollar amount of stock sold in the Subscription and Community Offering to subscribers other than the ESOP and officers, directors, and employees of the Company and Bank and their immediate family members. Ryan Beck will also receive a fee equal to 1.5% of the aggregate dollar amount of stock sold in any syndicated community offering, which fee along with the fee payable to selected dealers shall not exceed 6.5% in the aggregate. The Bank has made an advance payment to Ryan Beck in the amount of $15,000. Offers and sales in the Offering will be on a best efforts basis and, as a result, Ryan Beck is not obligated to purchase shares of the Common Stock in the Offering.

          The Bank also will reimburse Ryan Beck for its reasonable out-of-pocket expenses associated with its marketing effort, the estimated maximum of which is $72,500 (including legal fees and expenses up to a maximum of $57,500). The Bank and the Company will indemnify Ryan Beck against liabilities and expenses (including legal fees) incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering material for the Common Stock, including liabilities under the Securities Act of 1933.

          Certain directors and executive officers of the Company and Bank may participate in the solicitation of offers to purchase Common Stock. Such persons will be reimbursed by the Company for their reasonable out-of-pocket expenses, including, but not limited to, de minimis telephone and postage expenses, incurred in connection with such solicitation. Other regular, full-time employees of the Bank may participate in the Offering but only in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a potential purchaser provided that the content of the employee's responses is limited to information contained in the Prospectus or other offering documents, and no offers or sales may be made by tellers or at the teller counter. All sales activity will be conducted in a segregated or separately identifiable area of the Bank's offices apart from the area accessible to the general public for the purpose of making deposits or withdrawals. Other questions of prospective purchasers will be directed to executive officers or registered representatives. Such other employees have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock. The Company will rely on Rule 3a4-1 under the Exchange Act, and sales of Common Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Common Stock. No officer, director or employee of the Company or the Bank will be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Common Stock.

PROCEDURE FOR PURCHASING SHARES


          Expiration Date. The Offering will terminate at 10:00 a.m., Pennsylvania time, on _________, 1998, unless extended by the Company, with prior approval of the Department and/or the FRB, if required, for up to an additional 45 days (as extended, the "Expiration Date"). The Company may extend the Offering without further approval or additional notice to purchasers in the Offering. Any extension of the Offering beyond _______, 1998 would be subject to Department and, if necessary FRB approval and subscribers would be given the right to increase, decrease, or rescind their orders for Common Stock. If $38.0 million of Common Stock has not been sold by the Expiration Date the Company may terminate the Offering and promptly refund all orders for Common Stock. If the Actual Purchase Price per share is outside the Offering Price Range, purchasers will be given an opportunity to increase, decrease, or rescind their orders.

          To ensure that each purchaser receives a Prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of an order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will be distributed only with a Prospectus.

          The Company reserves the right in its sole discretion to terminate the Offering at any time and for any reason, in which case the Company will promptly return all purchase orders, plus interest at its current passbook rate from the date of receipt and cancel all authorized withdrawals from deposit accounts.


          Use of Order Forms. In order to purchase the Common Stock, each purchaser must complete an order form, except for persons purchasing in the syndicated community offering. Any person receiving an order form who desires to purchase Common Stock must do so by delivering (by mail or in person) to the Company a properly executed and completed order form, together with full payment for the shares purchased, which must be received by the Company prior to 10:00 a.m., Pennsylvania time on _________, 1998. Photo-copied or facsimile order forms will not be accepted. ONCE TENDERED, AN ORDER FORM CANNOT BE MODIFIED OR REVOKED WITHOUT THE CONSENT OF THE COMPANY UNLESS THE OFFERING IS NOT COMPLETED BY ____________, 1998. THE COMPANY RESERVES THE ABSOLUTE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ORDERS RECEIVED IN THE COMMUNITY OFFERING, IN WHOLE OR IN PART, AT THE TIME OF RECEIPT OR AT ANY TIME PRIOR TO COMPLETION OF THE OFFERING. EACH PERSON ORDERING SHARES IS REQUIRED TO REPRESENT THAT HE IS PURCHASING SUCH SHARES FOR HIS OWN ACCOUNT AND THAT HE HAS NO AGREEMENT OR UNDERSTANDING WITH ANY PERSON FOR THE SALE OR TRANSFER OF SUCH SHARES. THE INTERPRETATION BY THE COMPANY OF THE TERMS AND CONDITIONS OF THE PLAN AND OF THE ACCEPTABILITY OF THE ORDER FORMS WILL BE FINAL.

          All subscribers must subscribe for a dollar amount of Common Stock. The total number of shares that will be issued to a subscriber will be equal to the total dollar amount of stock for which such subscription has been accepted divided by the Actual Purchase Price per share, subject to the applicable purchase limitations and allocations in the event of an oversubscription. Fractional shares will not be issued; instead, the Company will refund any partial subscription that is insufficient to purchase a whole share.

          Payment for Shares. Payment for all shares will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made by (i) check or money order made payable to the Company, or
(ii) authorization of withdrawal from savings accounts and certificates of deposit maintained with the Bank. Appropriate means by which such withdrawals may be authorized are provided in the order forms. Once such a withdrawal amount has been authorized, a hold will be placed on such funds, making them unavailable to the depositor. All funds authorized for withdrawal will continue to earn interest at the contract rate until the Offering is completed or terminated. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares; however, if a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate shall be canceled at the time of withdrawal without penalty, and the remaining balance will earn interest at the passbook rate. In the case of payments made by check or money order, such funds will be placed in a segregated savings account and interest will be paid by the Bank at the current passbook rate, from the date payment is received until the Offering is completed or terminated.

          A depositor interested in using his or her IRA funds to purchase Common Stock must do so through a self-directed IRA. Since the Bank does not offer self-directed accounts, it will allow a depositor to make a trustee-to-trustee transfer of Bank IRA funds to a trustee offering a self-directed IRA program without early withdrawal penalties with the agreement that such funds will be used to purchase the Common Stock in the Offering. There will be no early withdrawal or IRS interest penalties for such transfers. The new trustee would hold the Common Stock in a self-directed account in the same manner as the Bank now holds the depositor's IRA funds. An annual administrative fee may be payable to the new trustee. Depositors interested in using funds in a Bank IRA to purchase Common Stock should contact the Stock Information Center at the Bank as soon as possible so that the necessary forms may be forwarded for execution and returned prior to the Expiration Date.

          In addition, the provisions of ERISA and Internal Revenue Service ("Service") regulations require that executive officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of Common Stock in the Offering, make such purchase for the exclusive benefit of the IRA participant.

          The ESOP will not be required to pay for shares purchased until consummation of the Offering, provided that there is in force from the time the order is received a loan commitment from an unrelated financial institution or the Company to lend to the ESOP the necessary amount to fund the purchase.

          Delivery of Stock Certificates. Certificates representing Common Stock issued in the Offering and checks representing interest paid on subscriptions made by check or money order will be mailed to the persons entitled thereto at the address noted on the order form, as soon as practicable following consummation of the Offering and receipt of all necessary regulatory approvals. Any certificates returned as undeliverable will be held by the Bank until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the Common Stock are available and delivered to purchasers, purchasers may not be able to sell the shares of stock which they ordered. Regulations prohibit the Bank from lending funds or extending credit to any persons to purchase Common Stock in the Offering.

          Other Restrictions. Notwithstanding any other provision of the Plan, no person is entitled to purchase any Common Stock to the extent such purchase would be illegal under any federal or state law or regulation (including state "blue-sky" registrations), or would violate regulations or policies of the NASD, particularly those regarding free riding and withholding. The Bank and/or its agents may ask for an acceptable legal opinion from any purchaser as to the legality of such purchase and may refuse to honor any such purchase order if such opinion is not timely furnished.

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES

          SUBSCRIPTION RIGHTS ARE NONTRANSFERABLE.   PERSONS RECEIVING SUCH
RIGHTS ARE NOT PERMITTED TO TRANSFER OR ENTER INTO ANY AGREEMENT OR UNDERSTANDING TO TRANSFER THE LEGAL OR BENEFICIAL OWNERSHIP OF THE SUBSCRIPTION RIGHTS ISSUED UNDER THE PLAN OR PRIOR TO THE COMPLETION OF THE OFFERING, THE SHARES OF COMMON STOCK TO BE ISSUED UPON THEIR EXERCISE. SUCH RIGHTS MAY BE EXERCISED ONLY BY THE PERSON TO WHOM THEY ARE GRANTED AND ONLY FOR HIS ACCOUNT. EACH PERSON EXERCISING SUCH SUBSCRIPTION RIGHTS WILL BE REQUIRED TO CERTIFY THAT HE IS PURCHASING SHARES SOLELY FOR HIS OWN ACCOUNT AND THAT HE HAS NO AGREEMENT OR UNDERSTANDING REGARDING THE SALE OR TRANSFER OF SUCH SHARES. IN ADDITION, PERSONS MAY NOT OFFER OR MAKE AN ANNOUNCEMENT OF AN OFFER OR INTENT TO MAKE AN OFFER TO PURCHASE SUCH SUBSCRIPTION RIGHTS OR SHARES OF COMMON STOCK PRIOR TO THE COMPLETION OF THE OFFERING. THE COMPANY WILL PURSUE ANY AND ALL LEGAL AND EQUITABLE REMEDIES IN THE EVENT MANAGEMENT BECOME AWARE OF THE TRANSFER OF SUBSCRIPTION RIGHTS AND WILL NOT HONOR ORDERS KNOWN BY THEM TO INVOLVE THE TRANSFER OF SUCH RIGHTS.

          THE BANK AND THE COMPANY WILL PURSUE ANY AND ALL LEGAL AND EQUITABLE REMEDIES IN THE EVENT THEY BECOME AWARE OF THE TRANSFER OF SUBSCRIPTION RIGHTS AND WILL NOT HONOR ORDERS KNOWN BY THEM TO INVOLVE THE TRANSFER OF SUCH RIGHTS.

LIMITATIONS ON COMMON STOCK PURCHASES

          The following additional limitations have been imposed upon purchases of shares of Common Stock. Defined terms used in this section and not otherwise defined in this Prospectus shall have the meaning set forth in the Plan. In all cases, the Bank shall have the right, in its sole discretion, to determine whether prospective purchasers are "Associates," or "Acting in Concert" as defined by the Plan and in interpreting any and all other provisions of the Plan. All such determinations are in the sole discretion of the Bank, and may be based on whatever evidence the Bank chooses to use in making any such determination.

          (1) The aggregate amount of outstanding Common Stock of the Company owned or controlled by persons other than Mutual Company at the close of the Offering shall be less than 50% of the Company's total outstanding Common Stock.

          (2) Except for the ESOP, no Eligible Account Holder or Supplemental Eligible Account Holder may in their capacities as such purchase in the Subscription Offering more than $250,000 of Common Stock, and no person or group of persons Acting in Concert may purchase more than $500,000 of Common Stock issued in the Offering, except that: (i) the Company may, in its sole discretion and without further notice to or solicitation of subscribers or other prospective purchasers, increase such maximum purchase limitations for all subscribers or for only subscribers in the syndicated community offering to up to 5% of the number of shares issued in the Offering or decrease them to 1% of the number of shares issued in the Offering; (ii) Tax-Qualified Employee Plans may purchase up to 10% of the shares issued in the Offering; and (iii) for purposes of this paragraph shares to be held by any Tax-Qualified Employee Plan and attributable to a person shall not be aggregated with other shares purchased directly by or otherwise attributable to such person.

          (3) The aggregate amount of Common Stock acquired in the Offering, plus all prior issuances by the Bank and the Company, by all Management Persons and their Associates, and non-tax qualified employee benefit plans, exclusive of any stock acquired by such persons in the secondary market, shall not exceed 25% of the outstanding shares of Common Stock of the Company held by persons other
than the Mutual Company at the close of the Offering.   In calculating the
number of shares held by Management Persons and their Associates under this paragraph or under the provisions of paragraph 4 below, shares held by any Tax-Qualified Employee Benefit Plan or any Non-Tax-Qualified Employee Benefit Plan of the Bank that are attributable to such persons shall not be counted.

          (4) The aggregate amount of Common Stock acquired in the Offering plus all prior issuances by the Bank and the Company, by all Management Persons and their Associates, and non-tax qualified employee benefit plans, exclusive of any common stock acquired by such persons in the secondary market, shall not exceed 25% of the stockholders' equity of the Bank. In calculating the number of shares held by Management Persons and their Associates under this paragraph or under the provisions of paragraph 3 of this section, shares held by any Tax-Qualified Employee Benefit Plan or any Non-Tax-Qualified Employee Benefit Plan of the Bank that are attributable to such persons shall not be counted.

          (5) The aggregate amount of Common Stock acquired in the Offering, plus all prior issuances by the Bank or the Company, by any non-tax-qualified employee plan of the Company or the Bank or Management Person and their Associates, exclusive of any shares of Common Stock acquired by such plan or persons in the secondary market, shall not exceed 10% of the outstanding shares of Common Stock held by persons other than the Mutual Company at the conclusion of the Offering. In calculating the number of shares held by Management Persons and their Associates under this paragraph, shares held by any tax-qualified employee plans or non-tax-qualified employee plans of the Company or the Bank that are attributable to such persons shall not be counted.

          (6) The aggregate amount of Common Stock acquired in the Offering, plus all prior issuances by the Bank or the Company, by any non-tax-qualified employee plan of the Company or the Bank or Management Person and their Associates, exclusive of any shares of Common Stock acquired by such plan or persons in the secondary market, shall not exceed 10% of the stockholders' equity of the Company held by persons other than the Mutual Company at the conclusion of the Offering.

          (7) The aggregate amount of Common Stock acquired in the Offering, plus all prior issuances by the Bank or the Company, by any one or more tax-qualified employee plan of the Company, exclusive of any shares of Common Stock acquired by such plans in the secondary market, shall not exceed 10% of the outstanding Common Stock held by persons other than the Mutual Company at the conclusion of the Offering.

          (8) The aggregate amount of Common Stock acquired in the Offering, plus all prior issuances by the Bank or the Company, by any one or more tax-qualified employee plan of the Company, exclusive of any shares of Common Stock acquired by such plans in the secondary market, shall not exceed 10% of the stockholders' equity of the Company held by persons other than the Mutual Company at the conclusion of the Offering.

          (9) The Boards of Directors of the Bank and the Company may, in their sole discretion, increase the maximum purchase limitations for all subscribers or for only subscribers in the syndicated community offering to up to 9.9%, provided that orders for Common Stock in excess of 5% of the number of shares of Common Stock issued in the Offering shall not in the aggregate exceed 10% of the total shares of Common Stock issued in the Offering (except that this limitation shall not apply to purchases by Tax-Qualified Employee Plans). If such 5% limitation is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Company and the Bank may be, given the opportunity to increase their subscriptions up to the then applicable limit. Requests to purchase additional shares of Common Stock under this provision will be determined by the Board of Directors of the Company, in its sole discretion.

          (10) Notwithstanding any other provision of the Plan, no person shall be entitled to purchase any Common Stock to the extent such purchase would be illegal under any federal law or state law or regulation or would violate regulations or policies of the NASD, particularly those regarding free riding and withholding. The Company and/or its agents may ask for an acceptable legal opinion from any purchaser as to the legality of such purchase and may refuse to honor any purchase order if such opinion is not timely furnished.

          (11) The Board of Directors of the Company has the right in its sole discretion to reject any order submitted by a person whose representations the Board of Directors believes to be false or who it otherwise believes, either alone or acting in concert with others, is violating, circumventing, or intends to violate, evade or circumvent the terms and conditions of the Plan.

          THE COMPANY, IN ITS SOLE DISCRETION, MAY MAKE REASONABLE EFFORTS TO COMPLY WITH THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES IN WHICH ITS DEPOSITORS RESIDE, AND WILL ONLY OFFER AND SELL THE COMMON STOCK IN STATES IN WHICH THE OFFERS AND SALES COMPLY WITH SUCH STATES' SECURITIES LAWS. HOWEVER, NO PERSON WILL BE OFFERED OR ALLOWED TO PURCHASE ANY COMMON STOCK UNDER THE PLAN IF THEY RESIDE IN A FOREIGN COUNTRY OR IN A STATE OF THE UNITED STATES WITH RESPECT TO WHICH ANY OF THE FOLLOWING APPLY: (I) A SMALL NUMBER OF PERSONS OTHERWISE ELIGIBLE TO PURCHASE SHARES UNDER THE PLAN RESIDE IN SUCH STATE OR FOREIGN COUNTY; (II) THE OFFER OR SALE OF SHARES OF COMMON STOCK TO SUCH PERSONS WOULD REQUIRE THE BANK OR ITS EMPLOYEES TO REGISTER, UNDER THE SECURITIES LAWS OF SUCH STATE OR FOREIGN COUNTRY, AS A BROKER OR DEALER OR TO REGISTER OR OTHERWISE QUALIFY ITS SECURITIES FOR SALE IN SUCH STATE OR FOREIGN COUNTRY; OR
(III) SUCH REGISTRATION OR QUALIFICATION WOULD BE IMPRACTICABLE FOR REASONS OF COST OR OTHERWISE.

          The Plan defines "acting in concert" as follows: (i) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; (ii) a combination or pooling of votes or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise; or
(iii) a person or company which acts in concert with another persons or company ("other party") shall also be deemed to be acting in concert with any person or company who is also acting in concert with the other party, except that any Tax-Qualified Employee Benefit Plan or Non-Tax-Qualified Employee Benefit Plan will not be deemed to be acting in concert with any other Tax-Qualified Employee Benefit Plan or Non-Tax-Qualified Employee Benefit Plan or with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated. The determination of whether a group is acting in concert shall be made solely by the Board of Directors of the Company or officers delegated by such Board, and may be based on any evidence upon which the Board or such delegatee chooses to rely.

          Under the Plan, the term "Associate," when used to indicate a relationship with any Person, means: (i) any corporation or organization (other than the Bank, the Company, the Mutual Company or a majority-owned subsidiary of any thereof) of which such Person is a director, officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; (iii) any relative or spouse of such Person or any relative of such spouse, who has the same home as such Person or who is a director, trustees, or officer of the Bank, the Mutual Company, the Company or any subsidiary of the Mutual Company or the Company or any affiliate thereof; and (iv) any person acting in concert with any of the persons or entities specified in clauses (i) through (iii) above; provided, however, that any Tax-Qualified or Non-Tax-Qualified Employee Plan shall not be deemed to be an associate of any trustee, director or officer of the Mutual Company, the Company or the Bank, to the extent provided in Section 9 of the Plan. When used to refer to a Person other than an officer or director of the Bank, the Bank in its sole discretion may determine the Persons that are Associates of other Persons.

          Directors are not treated as Associates of one another solely because of their board membership. Compliance with the foregoing limitations does not necessarily constitute compliance with other regulatory restrictions on acquisitions of the Common Stock. For a further discussion of limitations on purchases of the common stock during and subsequent to the Offering, see "-- Certain Restrictions on Purchases or Transfer of Shares After the Offering."

BENEFITS TO MANAGEMENT IN THE OFFERING

          The Bank's full-time employees participate in the Bank's ESOP which intends to purchase 40,000 shares in the Offering. In addition, following the completion of the Offering the Company intends to award to employees, officers and directors at no cost to such persons: (i) a number of shares of restricted stock equal to 4% of the shares sold in the Offering and (ii) options to purchase a number of shares of Common Stock equal to 10% of the shares sold in the Offering. Such awards will be made pursuant to the Company's existing stock benefit plans or new stock benefit plans implemented by the Company. No such awards will be made for at least six months after completion of the Offering, and the Company will obtain stockholder approval of any such award made within one year of the completion of the Offering.

TAX EFFECTS OF THE OFFERING

          Management believes that no gain or loss will be recognized to the Company or the Mutual Company as a result of the Offering for federal or Pennsylvania income tax purposes.

          Management believes that the Offering will not result in any federal or Pennsylvania income tax consequences to the Company or the Mutual Company, except to the extent discussed below. Management believes that the Mutual Company's contribution of a portion of its shares of Common Stock, and the subsequent cancellation of those shares by the Company, qualifies as a tax-free contribution of capital by the Mutual Company under section 118 of the Code. Management believes that the Mutual Company's contribution of shares to the Company is analogous to the situation in Commissioner v. Fink, 483 U.S. 89
(1987), in which the U.S. Supreme Court ruled that where majority stockholders voluntarily surrender a portion of their stock to a corporation in an unsuccessful attempt to increase the corporation's attractiveness to outside investors, and where the majority stockholders retained control of the corporation even after the surrender, they made a non-taxable capital contribution.

          Concurrently with the Mutual Company's capital contribution, the Company will issue and sell shares of Common Stock to the public in the Offering. Generally, a sale of shares for cash is a non-taxable event under
Section 1032 of the Code. Management is not aware of any authority under current law which would hold that the two concurrent transactions would be taxable.


          There is, however, the possibility that the receipt and/or exercise of the subscription rights by Eligible Account Holders and Supplemental Eligible Account Holders could result in taxable gain or income to the extent that such purchase rights are determined to have a fair market value. ELIGIBLE ACCOUNT HOLDERS AND SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THE EVENT THAT SUCH PURCHASE RIGHTS ARE DEEMED TO HAVE ASCERTAINABLE VALUE.

CERTAIN RESTRICTIONS ON PURCHASE OR TRANSFER OF SHARES AFTER THE OFFERING

          All Common Stock purchased in the Offering by a director or an executive officer of the Bank or the Company and their Associates will be subject to a restriction that the shares not be sold for a period of one year following the Offering, except in the event of the death of such director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of such shares other than as provided above is a violation of the restriction. Any shares of Common Stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to such restricted stock will be subject to the same restrictions. The directors and executive officers of the Bank and the Company and certain other persons in receipt of material non-public information will also be subject to the insider trading rules promulgated pursuant to the Exchange Act.

          Purchases of outstanding shares of Common Stock of the Company by directors, executive officers (or any person who was an executive officer or director of the Bank after adoption of the Plan) and their associates during the three-year period following the Offering may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Department. This restriction does not apply, however, to negotiated transactions involving more than 1% of the Company's outstanding Common Stock or to the purchase of stock pursuant to a stock option plan or any tax qualified employee stock benefit plan of or non-tax qualified employee stock benefit plan of the Bank or Company (including any employee plan, recognition plan or restricted stock plan).

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

GENERAL

          The Company is authorized to issue capital stock consisting of 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, which may be issued in series and classes having such rights, preferences, privileges and restrictions as the Company's Board of Directors may determine. Each share of Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. The Board of Directors of the Company is authorized to approve the issuance of Common Stock up to the amount authorized by the Articles of Incorporation without the approval of the Company's stockholders. A majority of the issued and outstanding voting stock of the Company must be held at all time by the Mutual Company. THE COMMON STOCK REPRESENTS NONWITHDRAWABLE CAPITAL, IS NOT AN ACCOUNT OF AN INSURABLE TYPE, AND IS NOT INSURED BY THE FDIC, THE SAIF OR ANY OTHER GOVERNMENT AGENCY. THE COMMON STOCK IS NOT GUARANTEED BY THE COMPANY OR THE BANK. Upon payment of the purchase price for the shares of Common Stock issued in the Offering, all such shares will be fully-paid, duly issued and nonassessable.

COMMON STOCK

          Voting Rights. The holders of the Common Stock possess exclusive voting rights in the Company, except to the extent that shares of serial preferred stock issued in the future may have voting rights. Each holder of the Common Stock is entitled to one vote for each share held, except that the Articles of Incorporation eliminates voting rights with respect to those shares that are beneficially owned by any person in excess of 10% of the Common Stock then outstanding excluding the Mutual Company and tax-qualified employee benefit plans. Stockholders will not be permitted to cumulate their votes in the election of directors.

          Dividends. The holders of the Common Stock will be entitled to receive and to share equally in such dividends as may be declared by the Board of Directors out of funds legally available therefor.

          Liquidation. In the unlikely event of any liquidation, dissolution, or winding up of the Company, the holders of Common Stock (and the holders of any class or series of stock entitled to participate with the Common Stock in the distribution of assets) will be entitled to receive all assets of the Company available for distribution in cash or in kind after the payment of all debts and liabilities, the satisfaction of obligations to depositors having an interest in any liquidation account maintained by the Bank, and the payment of any accrued dividend claims. If the Company issues preferred stock, the holders thereof may also have priority over the holders of the Common Stock in the event of liquidation or dissolution.

     Preemptive Rights; Redemption. Holders of the Common Stock will not be entitled to preemptive rights with respect to any additional shares which may be issued except that under current Pennsylvania law and policy, persons who are depositors of the Bank at the time of any subsequent stock offering may be entitled to receive preemptive rights to purchase stock in such offering. The Common Stock is not subject to call for redemption. If the Company determined to issue authorized but unissued shares in the future to persons other than, or in addition to the existing stockholders, the interests of existing stockholders would be diluted to the extent of the additional issuance.

SERIAL PREFERRED STOCK

     None of the 10,000,000 authorized shares of serial preferred stock of the Company will be issued in the Offering. The Board of directors is authorized, without stockholder approval, to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares. If and when issued, the serial preferred stock may rank senior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full, limited or no voting rights. Accordingly, the issuance of preferred stock could adversely affect the voting and other rights of holders of Common Stock.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries as of December 31, 1997 and for the year then ended, incorporated by reference in this Prospectus and the Registration Statement, to the extent and for the period indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.


     The consolidated financial statements of the Bank and its subsidiaries as of December 31, 1996, and for each of the years in the two year period ended December 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1996 financial statements refers to a change in the accounting for mortgage servicing rights.
                                LEGAL OPINIONS

     The legality of the Common Stock will be passed upon for the Company by Luse Lehman Gorman Pomerenk & Schick, P.C., Washington, D.C., special counsel to the Company. Certain legal matters will be passed upon for Ryan Beck by Elias, Matz, Tiernan & Herrick, LLP Washington, D.C.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC are incorporated in this Prospectus by reference:


     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997 (which is attached to this Prospectus), filed with the Commission on March 30, 1998.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed with the Commission on May 14, 1998.

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (which is attached to this Prospectus), filed with the Commission on August 15, 1998.

     4. The Company's current reports on Form 8-K filed on March 13, 1998 and May 7, 1998

     All documents filed by the Company subsequent to the date hereof pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part of the Prospectus from the date of filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated herein by reference (except exhibits thereto). Such requests, in writing or by telephone, should be directed to:
James L. Durrell, Executive Vice President and Chief Financial Officer, Harris Financial, Inc., 235 North Second Street Harrisburg, Pennsylvania 17101, (717) 236-4041.

________________________________________________________________________________

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than as contained in this Prospectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by Harris Financial, Inc. or Harris Savings Bank. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Harris Financial, Inc. or Harris Savings Bank since any of the dates as of which information is furnished herein or since the date hereof.

                            ______________________

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
AVAILABLE INFORMATION........................................................  3
SUMMARY......................................................................  4
RISK FACTORS.................................................................  9
HARRIS FINANCIAL, INC. AND SUBSIDIARIES SELECTED FINANCIAL AND OTHER DATA.... 11
HARRIS FINANCIAL, INC........................................................ 12
REGULATORY CAPITAL COMPLIANCE................................................ 14
USE OF PROCEEDS.............................................................. 15
CAPITALIZATION............................................................... 16
MARKET INFORMATION........................................................... 16
DIVIDEND POLICY.............................................................. 17
PRO FORMA DATA............................................................... 18
THE OFFERING................................................................. 22
DESCRIPTION OF CAPITAL STOCK OF THE COMPANY.................................. 33
EXPERTS...................................................................... 34
LEGAL OPINIONS............................................................... 34
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................. 34



ATTACHMENTS
Harris Financial, Inc. 1997 Annual Report to Stockholders
Harris Financial, inc. June 30, 1998 Quarterly Report on Form 10-Q

     Until ____________, 1998 or 25 days after the commencement of the Offering of Common Stock, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwrites and with respect to their unsold allotments or subscriptions.


                               2,000,000 SHARES



                            HARRIS FINANCIAL, INC.



                                 COMMON STOCK
                           PAR VALUE $.01 PER SHARE


                        ------------------------------

                                  PROSPECTUS
                        ------------------------------



                             September _____, 1998

________________________________________________________________________________

PART II:  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
                                                                 Amount
                                                                 ------


     *     Legal fees and expenses.....................     $   125,000
     *     Printing and mailing........................         150,000
     *     Accounting fees and expenses................          50,000
     **    Marketing fees and expenses.................       1,162,500
     *     EDGARization fees...........................          20,000
     *     Data processing fees........................          30,000
     *     Filing fees.................................          25,340
           Nasdaq listing fee..........................          17,500
     *     Other expenses..............................          19,660
                                                            -----------
     *     Total.......................................     $ 1,600,000
                                                            ===========

________________
 *   Estimated
 ** The Company has retained Ryan, Beck & Co., Inc. ("Ryan Beck") to assist in the sale of Common Stock on a best efforts basis. Ryan Beck will be paid a marketing fee of $50,000 plus a fee of 2% of all Common Stock sold in the Offering, excluding shares sold to the Company's officers and directors or employee benefit plans. Includes Ryan Beck's legal fees and legal counsel expenses of $57,500.

 ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     ARTICLE VI of the Bylaws of Harris Financial, Inc. (the "Corporation") provides for indemnification of directors and officers of the Company as follows:

          6.1  THIRD PARTY ACTIONS. The Corporation shall indemnify any person
               -------------------
     who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, provided that the Corporation shall not be liable for any amounts which may be due to any such person in connection with a settlement of any action or proceeding effected without its prior written consent or any action or proceeding initiated by any such person (other than an action or proceeding to enforce rights to indemnification hereunder).

          6.2  DERIVATIVE AND CORPORATE ACTIONS. The Corporation shall indemnify
               --------------------------------
     any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, provided that the Corporation shall not be liable for any amounts which may be due to any such person in connection with a settlement of any action or proceeding affected without its prior written consent. Indemnification shall not be made under this Section 6.2 in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the Corporation unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the Corporation is located or the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.


          6.3  MANDATORY INDEMNIFICATION. To the extent that a representative of
               -------------------------
     the Corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 6.1 or Section 6.2 or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          6.4  PROCEDURE FOR EFFECTING INDEMNIFICATION. Unless ordered by a
               ---------------------------------------
     court, any indemnification under Section 6.1 or Section 6.2 shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the representative is proper in the circumstances because he has met the applicable standard of conduct set forth in those sections. The determination shall be made:

          (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding;

          (2) if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

          (3)  by the stockholders.

          6.5  ADVANCING EXPENSES. Expenses (including attorneys' fees) incurred
               ------------------
     in defending any action or proceeding referred to in this Article VI shall be paid by the Corporation in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VI or otherwise.

          6.6  INSURANCE. The Corporation shall have the power to purchase and
               ---------
     maintain insurance on behalf of any person who is or was a representative of the Corporation or is or was serving at the request of the Corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against that liability under the provisions of this Article VI.

          6.7  MODIFICATION. The duties of the Corporation to indemnify and to
               ------------
     advance expenses to a director or officer provided in this Article VI shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article VI shall alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

     ARTICLE VIII of the Corporation's Articles of Incorporation provides for the limitation of liability of directors and officers of the Company as follows:

          A. PERSONAL LIABILITY FOR MONETARY DAMAGES. The personal liabilities of the directors and officers of the Corporation for monetary damages for conduct in their capacities as such shall be eliminated to the fullest extent permitted by the BCL as it exists on the effective date of these Articles of Incorporation or as such law may be thereafter in effect, and in no event shall a director be personally liable, as such, for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This section A of Article VIII shall not apply to the responsibility or liability of a director pursuant to any criminal statute, or the liability of a director for the payment of taxes pursuant to Federal, State, or local law.

          B. AMENDMENTS. No amendment, modification or repeal of this Article VIII, nor the adoption of a provision of these Articles of Incorporation inconsistent with this Article VIII, shall adversely affect the rights provided hereby with respect to any claim, issue or matter in any proceeding that is based in any respect on any alleged action or failure to act prior to such amendment, modification, repeal or adoption.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES:

          The exhibits and financial statement schedules filed as part of this registration statement are as follows:

          (a)     LIST OF EXHIBITS

          The list of exhibits immediately precedes the exhibits filed as part of this registration statement.

          (b)     FINANCIAL STATEMENT SCHEDULES

          No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

ITEM 17.  UNDERTAKINGS

          The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution;

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering;

          (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering;

          (4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report. to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information;

          (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

          (7)(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

          (7)(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     Pursuant to the requirements of the Securities Act of 1933, Harris Financial, Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Harrisburg, Pennsylvania, on the 18th day of August, 1998.

                             HARRIS FINANCIAL, INC.

                             By:  /s/ Charles C. Pearson, Jr.
                                  -----------------------------
                                  Charles C. Pearson, Jr., President and
                                  Chief Executive Officer

     We, the undersigned Directors of Harris Financial, Inc. (the "Company") hereby severally constitute and appoint Charles C. Pearson, Jr. as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Charles C. Pearson, Jr. may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-3 relating to the offering of the Company's Common Securities, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Charles C. Pearson, Jr. shall do or cause to be done by virtue thereof.

                             HARRIS FINANCIAL, INC.


By:   /s/ Charles C. Pearson, Jr.             By:   /s/ James L. Durrell
      -------------------------------------         ----------------------------
      Charles C. Pearson, Jr., President,           James L. Durrell, Executive
      Chief Executive Officer and Director          Vice President and Chief
      (Principal Executive Officer)                 Financial Officer
                                                    (Principal Financial and
                                                    Accounting Officer)

Date: August 18, 1998                         Date: August 18, 1998



By:   /s/ Ernest P. Davis                     By:   /s/ Jimmie C. George
      ------------------------------------          ----------------------------
      Ernest P. Davis, Director                     Jimmie C. George, Director

Date: August 18, 1998                         Date: August 18, 1998



By:   /s/ Robert A. Houck                     By:   /s/ Bruce S. Isaacman
      ------------------------------------          ----------------------------
      Robert A. Houck, Director                     Bruce S. Isaacman, Director

Date: August 18, 1998                         Date: August 18, 1998



By:   /s/ Robert E. Kessler                   By:   /s/ William E. McClure, Jr.
      ------------------------------------          ----------------------------
      Robert E. Kessler, Director                   William E. McClure, Jr.,
                                                    Director

Date: August 18, 1998                         Date: August 18, 1998

By:   /s/ William A. Siverling                 By:   /s/ Frank R. Sourbeer
      ------------------------------------           ---------------------------
      William A. Siverling, Director                 Frank R. Sourbeer, Director

Date: August 18, 1998                          Date: August 18, 1998


By:   /s/ Donald B. Springer
      ------------------------------------
      Donald B. Springer, Director

Date: August 18, 1998

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1998
                                                      REGISTRATION NO. 333-58179

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                              __________________

                                   EXHIBITS
                                      TO
                               AMENDMENT NO 2 TO
                            REGISTRATION STATEMENT
                                      ON
                                   FORM S-3

                              __________________




                            HARRIS FINANCIAL, INC.



================================================================================

                                 EXHIBIT INDEX

1    Agency Agreement with Ryan Beck***

2    Stock Issuance Plan****

4    Form of Common Stock of Harris Financial, Inc.*

5.1 Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. as to the legality of the securities being issued****

5.2  Draft Fairness Opinion from Ryan Beck

23.1 Consent of KPMG Peat Marwick LLP

23.2 Consent of Luse Lehman Gorman Pomerenk & Schick, P.C. (set forth in Exhibit 5.1)****

23.3 Consent of Arthur Andersen LLP

23.4 Consent of Ryan Beck

24 Power of attorney (set forth on the signature pages to this Registration Statement)

27   Financial Data Schedules**

99.1 Stock Order Form

________________
* Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (Registration No. 333-22415) previously filed with the Securities and Exchange Commission on February 26, 1997, as amended March 17, 1997.

** Previously filed with the Securities and Exchange Commission on March 30, 1998 and May 14, 1998. Such documents are incorporated herein by reference pursuant to Rule 601 of Regulation S-K.

***  To be filed supplementally or by amendment.

**** Previously filed